Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

VECTOR TALENT II LLC,

a Delaware limited liability company,

VECTOR TALENT MERGER SUB, INC.,

a Delaware corporation,

and

SABA SOFTWARE, INC.,

a Delaware corporation.

Dated as of February 10, 2015

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3.3	Litigation	36
3.4	Absence of Certain Agreements	36
3.5	Information Supplied	36
3.6	Financing	36
3.7	Guarantees	37
3.8	Capitalization of Merger Sub	37
3.9	Beneficial Share Ownership	38
3.10	Solvency	38
3.11	Management Agreements	38
3.12	Acknowledgement of Disclaimer of Other Representations and Warranties	38

ARTICLE IV	COVENANTS AND AGREEMENTS	39

4.1	Conduct of Business by the Company	39
4.2	Conduct of Parent	42
4.3	Control of the Operations	42
4.4	Preparation of Proxy Statement; Stockholders Meeting	43
4.5	Appropriate Action; Consents; Filings	44
4.6	Access to Information; Confidentiality	45
4.7	Solicitation	46
4.8	Directors’ and Officers’ Indemnification and Insurance	50
4.9	Notification of Certain Matters	51
4.10	Public Announcements	52
4.11	Stockholder Litigation	52
4.12	Employee Benefits	52
4.13	Financing	53
4.14	Financing Cooperation	55
4.15	Merger Sub	58
4.16	Rule 16b-3 Matters	58
4.17	Takeover Laws	58
4.18	Restatement and Related Matters	58
4.19	FIRPTA Certificate	60

ARTICLE V	CONDITIONS TO THE MERGER	60

5.1	Conditions to Each Party’s Obligation to Effect the Merger	60
5.2	Conditions to Obligations of Parent and Merger Sub	60
5.3	Conditions to Obligation of the Company	61
5.4	Frustration of Closing Conditions	61

ARTICLE VI	TERMINATION	62

6.1	Termination or Abandonment	62
6.2	Effect of Termination	63
6.3	Fees and Expenses	64

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ARTICLE VII	MISCELLANEOUS	65

7.1	Survival of Representations, Warranties and Covenants	65
7.2	Notices	65
7.3	Governing Law; Jurisdiction	66
7.4	WAIVER OF JURY TRIAL	67
7.5	Remedies; Specific Enforcement	67
7.6	Counterparts; Effectiveness	69
7.7	Assignment	69
7.8	Severability	69
7.9	Entire Agreement; Parties in Interest	69
7.10	Amendments; Waivers	70
7.11	Interpretation; Rules of Construction	70
7.12	Company Disclosure Schedule; Restatement and Restatement-Related Events	71
7.13	Definitions	72

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Exhibits

Exhibit A	-	Debt Commitment Letters
Exhibit B	-	Equity Commitment Letter
Exhibit C	-	FIRPTA Certificate

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 10, 2015 (the “Agreement Date”), by and among Vector Talent II LLC, a Delaware limited liability company (“Parent”), Vector Talent Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Saba Software, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement.

WHEREAS, on the terms and subject to the conditions set forth herein, Merger Sub shall merge with and into the Company (the “Merger” and, together with the other transactions contemplated by this Agreement, the “Transactions”) with the Company surviving the Merger as a wholly owned Subsidiary of Parent and each issued and outstanding share (each, a “Share”) of common stock, $0.001 par value (“Common Stock”), of the Company (except for any Cancelled Shares and any Dissenting Shares) shall be converted into the right to receive cash in an amount equal to $9.00 (the “Per Share Merger Consideration”).

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously determined that the Merger is fair to and in the best interests of the Company and its stockholders, approved and declared advisable this Agreement and the Merger, and resolved to recommend that the holders of Common Stock vote in favor of the adoption of this Agreement on the terms and subject to the conditions set forth herein.

WHEREAS, the respective boards of directors of Parent and Merger Sub have approved the Merger of Merger Sub into the Company, on the terms and subject to the conditions set forth herein.

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the parties signatory thereto (the “Investors”) are entering into limited guarantees in favor of the Company (the “Guarantees”) with respect to certain obligations of Parent and Merger Sub under this Agreement.

NOW, THEREFORE, in consideration of the premises, representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows.

ARTICLE I

THE MERGER

1.1 The Merger.

(a) Merger of Merger Sub with and into the Company. Upon the terms and subject to the conditions set forth herein, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and as a wholly owned Subsidiary of Parent.

(b) Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company shall become debts, liabilities and duties of the Surviving Corporation.

(c) Closing. Unless this Agreement is earlier and validly terminated in accordance with ARTICLE VI, the closing of the Merger (the “Closing”) shall will be held by electronic exchange of documents (provided that if the Company and Parent mutually agree to a physical closing then the Closing take place at the offices of Shearman & Sterling LLP, Four Embarcadero Center, Suite 3800, San Francisco, California, 94111, or at such other location as Parent and the Company agree), at 10:00 a.m. Eastern time on the third (3rd) Business Day after the satisfaction or waiver (by the party having the benefit of such condition) of the conditions set forth in ARTICLE V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions); provided, that the Closing shall not occur prior to the thirtieth (30th) day after the date hereof without Parent’s prior written consent. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

(d) Effective Time. A certificate of merger in customary form and substance (the “Certificate of Merger”) shall be executed by the Company and, at the Closing, delivered to the Secretary of State of the State of Delaware for filing in accordance with Section 251 of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Parent and the Company agree and specify in the Certificate of Merger (the “Effective Time”).

(e) Certificate of Incorporation and Bylaws. Unless otherwise determined by Parent and the Company prior to the Effective Time, and without any further action on the part of the Company and Merger Sub, at the Effective Time:

(i) the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall become the certificate of incorporation of the Surviving Corporation except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL; and

(ii) the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws.

(f) Directors and Officers. Unless otherwise determined by Parent and the Company prior to the Effective Time, the parties hereto shall take all necessary action to:

(i) cause the members of the board of directors of Merger Sub immediately prior to the Effective Time to be, effective as of the Effective Time, appointed as the sole members of the board of directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation; and

(ii) cause the officers of the Company immediately prior to the Effective Time to be, effective as of the Effective Time, appointed as the sole officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.2 Effect on Capital Stock. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, the holders of any securities of the Company or Merger Sub, or any other Person:

(a) Conversion of Common Stock. Each Share outstanding immediately prior to the Effective Time, other than the Cancelled Shares and any Dissenting Shares, shall be automatically converted into the right to receive, subject to and in accordance with Section 1.3(b), an amount in cash, without interest, equal to the Per Share Merger Consideration. All Shares that have been converted into the right to receive the Per Share Merger Consideration as provided in this Section 1.2 shall cease to exist, and the holders of certificates that immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Per Share Merger Consideration in accordance with Section 1.3, without interest.

(b) Treatment of Parent and Merger Sub-Owned Shares. Each Share that is owned by Parent, Merger Sub, the Company (including any shares of Common Stock held by the Company in its treasury) or any wholly owned Subsidiary of Parent or Merger Sub (in each case, other than Shares held by the Company or any of its Subsidiaries on behalf of third parties) as of immediately prior to the Effective Time (collectively, the “Cancelled Shares”) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation.

(c) Treatment of Merger Sub Common Stock. Each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation.

(d) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the outstanding Shares occurring after the Agreement Date and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, including the Per Share Merger Consideration, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change; provided, that nothing in this Section 1.2(d) shall be construed to permit the Company to take any action with respect to the Common Stock that is prohibited by the terms of this Agreement.

(e) Appraisal Rights. Notwithstanding anything to the contrary contained herein, if any stockholder of the Company that is entitled to assert appraisal rights properly demands appraisal of Shares held by such holder in accordance with, and complies with all conditions and obligations of, Section 262 of the DGCL, including that such perfected appraisal rights are not effectively withdrawn or lost with respect to such Shares, each Dissenting Share held by such Dissenting Stockholder shall not be converted at the Effective Time into the right to receive the Per Share Merger Consideration, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares. The Company shall give Parent (i) prompt notice of any such demands received by the Company, including any stockholder’s notice of their intent to demand payment pursuant to the DGCL that the Company receives, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company, and (ii) the opportunity to participate in and control all negotiations and proceedings with respect to such demands under the DGCL consistent with the obligations of the Company thereunder. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. If any Dissenting Stockholder fails to perfect or effectively withdraws or loses the right to seek appraisal rights with respect to any Dissenting Shares, such Dissenting Shares shall immediately be converted into the right to receive the Per Share Merger Consideration in respect of such Shares as if such Shares never had been Dissenting Shares, and Parent shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.3(b), following the satisfaction of the applicable conditions set forth in Section 1.3(b), the amount of cash to which such holder would be entitled in respect thereof under Section 1.2(a) as if such Shares never had been Dissenting Shares (and all such cash shall be deemed for all purposes of this Agreement to have become deliverable to such holder pursuant to Section 1.3(b)).

1.3 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent and Company shall enter into an agreement (in form and substance reasonably acceptable to each of them) with a United States bank or trust company or other mutually agreed financial institution to act as a paying agent with respect to this Agreement (the “Paying Agent”). Promptly upon the Effective Time (and in any event on the same Business Day as the Effective Time occurs), Parent shall deposit, or shall cause to be deposited, with the Paying Agent in trust for the benefit of holders of the Shares, cash in United States dollars sufficient to pay the aggregate Per Share Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective

Time (other than the Cancelled Shares and the Dissenting Shares), payable upon due surrender of the certificates that immediately prior to the Effective Time represented Shares (“Certificates”) (or effective affidavits of loss in lieu thereof) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to this ARTICLE I (such cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose. Parent also shall deliver to the Company at the Effective Time funds sufficient for the Company to make the payments required to be made pursuant to Section 1.5 and to pay all associated costs and expenses of the Merger (including any repayment or refinancing of indebtedness of the Company required in connection therewith).

(b) Payment Procedures.

(i) As soon as reasonably practicable (and in any event within 3 Business Days) after the Effective Time, to the extent not previously delivered, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares whose Shares were converted into the Per Share Merger Consideration pursuant to Section 1.1, a letter of transmittal (the “Letter of Transmittal”) in customary form as agreed to between the Company and Parent prior to the Closing. The Letter of Transmittal shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of such Certificates (or effective affidavits of loss in lieu thereof as provided in Section 1.3(h)) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may agree. The Letter of Transmittal shall be accompanied by instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the applicable Per Share Merger Consideration.

(ii) As soon as reasonably practicable after the date of delivery (or, if later, after the Effective Time) to the Paying Agent of a Certificate (or effective affidavit of loss in lieu thereof as provided in Section 1.3(h)) or Book-Entry Shares (or, in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent, or such other evidence, if any, of transfer as the Paying Agent may reasonably request), together with a properly completed and duly executed Letter of Transmittal and any other documentation required hereby, the holder of record of such Certificate (or effective affidavit of loss in lieu thereof as provided in Section 1.3(h)) or Book-Entry Shares shall be entitled to receive from the Exchange Fund in exchange therefor an amount in cash equal to the product of (x) the number of Shares represented by such holder’s properly surrendered Certificate (or effective affidavit of loss in lieu thereof as provided in Section 1.3(h)) or Book-Entry Shares and (y) the Per Share Merger Consideration (less any required withholding of Taxes). The foregoing payment shall be made via check or wire transfer of immediately available funds, at each such holder’s election as specified in the Letter of Transmittal. No interest will be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. The Per Share Merger Consideration, paid in full with respect to any Share in accordance with the terms hereof, shall be deemed to have been paid in full satisfaction of all rights pertaining to such Share.

(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, the holder of such Certificates or Book-Entry Share shall be given a copy of the Letter of Transmittal and instructed to comply with the instructions in the Letter of Transmittal in order to receive the cash to which such holder is entitled pursuant to this ARTICLE I.

(d) Transfers of Ownership. If any cash amount payable pursuant to Section 1.3(b) is to be paid to a Person other than the Person to which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that any such Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Parent or any agent designated by Parent any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of such Certificate, or established to the satisfaction of Parent or any agent designated by Parent that such Tax has been paid or is not payable.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares for one year after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any former holders of Shares who have not surrendered their Shares in accordance with this Section 1.3 shall thereafter look only to the Surviving Corporation for payment of their claim for the Per Share Merger Consideration, without any interest thereon, upon due surrender of their Shares in accordance with this Section 1.3.

(f) No Liability. Notwithstanding anything to the contrary contained in this Section 1.3, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(g) Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States government or in commercial paper obligations rated A-1 or P1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amount payable pursuant to Section 1.3(a) shall be paid to the Surviving Corporation. Notwithstanding anything to the contrary contained herein, no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Certificates or Book-Entry Shares to receive the Per Share Merger Consideration as provided herein. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent promptly to pay the Per Share Merger Consideration to all holders of Certificates and Book-Entry Shares entitled thereto (including, for the avoidance of doubt, if any Share ceases to be a Dissenting Share), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen or destroyed and, if determined by Parent or the Paying Agent in their sole discretion, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with respect to the Certificate, the Paying Agent will pay in exchange for such lost, stolen or destroyed document the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration, without any interest thereon.

1.4 Withholding Rights. Each of Parent, Merger Sub, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any payments of cash pursuant to this Agreement to any holder of any Shares such amounts in cash as Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to any such payments under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be paid over to the appropriate Governmental Entity and treated for all purposes hereof as having been paid to such Persons in respect of which such deduction and withholding was made.

1.5 Treatment of Company Options; Company RSU Awards and Company Cash Payment Awards.

(a) Company Options.

(i) At the Effective Time, by virtue thereof and without any further action by the parties hereto or the holders thereof, the portion of each Company Option that is outstanding immediately prior to the Effective Time that is vested (including any vesting that occurs through acceleration or otherwise in connection with or as a result of the consummation of the transactions contemplated by this Agreement (the portion that is vested, a “Vested Company Option”)), shall, as of the Effective Time, be canceled and converted into the right to receive from the Company an amount in cash equal to (A) the product of (i) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share of such Vested Company Option and (ii) the total number of Shares then subject to such Vested Company Option, without interest, less (B) such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax law with respect to the payment of the amount described in clause (A) (the “Option Consideration”). For the avoidance of doubt, if the exercise price per Share of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option shall be cancelled for no consideration. The Company shall pay to each holder of Vested Company Options the Option Consideration, if any (through the Company’s or a Company Subsidiary’s payroll system, or the Company’s or a Company Subsidiary’s equity award administrator, as may be applicable and in accordance with the Company’s payroll practices including where applicable its practices for service providers located outside of the United States), as soon as administratively practicable following the Effective Time but in no event (1) later than the first (1st) regularly scheduled payroll date after the Closing if such payroll date occurs at least three (3) days after the Closing Date and (2) later than the second (2nd) regularly scheduled payroll date after the Closing if the first (1st) regularly scheduled payroll date occurs less than three (3) days after the Closing Date.

(ii) At the Effective Time, by virtue thereof and without any further action by the parties hereto or the holders thereof, the portion of each Company Option that is listed on Section 1.5(a)(ii) of the Company Disclosure Schedule that is outstanding immediately prior to the Effective Time and that is unvested shall be treated as set forth on Section 1.5(a)(ii) of the Company Disclosure Schedule.

(iii) At the Effective Time, the portion of each Company Option that is outstanding immediately prior to the Effective Time that is not a Vested Company Option and that is not described on Section 1.5(a)(ii) of the Company Disclosure Schedule shall, as of the Effective Time, be canceled for no consideration.

(iv) From and after the Effective Time, there shall be no outstanding Company Options.

(b) Company RSU Awards.

(i) At the Effective Time, by virtue thereof and without any further action by the parties hereto or the holders thereof, the portion of each Company RSU Award that is outstanding immediately prior to the Effective Time that is vested and not settled (including any vesting that occurs through acceleration or otherwise in connection with or as a result of the consummation of the transactions contemplated by this Agreement (such portion, a “Vested Company RSU Award”)) shall, as of the Effective Time, be canceled and converted into the right to receive from the Company an amount in cash equal to (A) the product of (i) the Per Share Merger Consideration and (ii) the total number of Shares then subject to such Vested Company RSU Award, without interest, less (B) such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax law with respect to the payment of the amount described in clause (A) (the “RSU Consideration”). The Company shall pay to each holder of a Vested Company RSU Award the RSU Consideration, if any, described in the immediately preceding sentence (through the Company’s or a Company Subsidiary’s payroll system, or the Company’s or a Company Subsidiary’s equity award administrator, as may be applicable and in accordance with the Company’s payroll practices for service providers located outside of the United States) as soon as administratively practicable following the Effective Time but in no event (1) later than the first (1st) regularly scheduled payroll date after the Closing if such payroll date occurs at least three (3) days after the Closing Date and (2) later than the second (2nd) regularly scheduled payroll date after the Closing if the first (1st) regularly scheduled payroll date occurs less than three (3) days after the Closing Date.

(ii) At the Effective Time, by virtue thereof and without any further action by the parties hereto or the holders thereof, the portion of each Company RSU Award that is set forth on Section 1.5(b)(ii) of the Company Disclosure Schedule that is outstanding immediately prior to the Effective Time and that is unvested shall be treated as set forth on Section 1.5(b)(ii) of the Company Disclosure Schedule.

(iii) At the Effective Time, the portion of each Company RSU Award that is outstanding immediately prior to the Effective Time that is not a Vested Company RSU Award and that is not described on Section 1.5(b)(ii) of the Company Disclosure Schedule shall, as of the Effective Time, be canceled for no consideration.

(iv) From and after the Effective Time, there shall be no outstanding Company RSU Awards.

(c) Company Cash Payment Awards.

(i) The Company generally has not granted equity awards to its service providers for an extended period of time prior to the date of this Agreement due to the pending restatement, but the Company has in many instances contemplated that it would grant such awards to service providers in the future and in some cases such arrangements have been documented in offer letters or other documentation. A complete and accurate schedule of all such awards contemplated to be awarded by the Company (a “Synthetic Option” or a “Synthetic RSU” as the case may be), the exercise price, if applicable, and the vested and unvested portions thereof is set forth in Section 1.5(c) of the Company Disclosure Schedule. Prior to the execution and delivery of this Agreement, the Company has approved cash payment awards (“Cash Payment Awards”) in replacement of such Synthetic Options and Synthetic RSUs (the form of such Cash Payment Awards is included in Section 1.5(c) of the Company Disclosure Schedule) with the payments to be made thereunder being contingent on the consummation of the transactions contemplated by this Agreement (or another similar transaction) and certain other conditions, for such current and former service providers, as further described in such Section 1.5(c) of the Company Disclosure Schedule, which Cash Payment Awards provide for payment to the recipient from and after the Effective Time in respect of the portion of such Cash Payment Award that is vested as of the Effective Time based on the service period of such service provider (including any vesting that occurs through acceleration or otherwise in connection with or as a result of the consummation of the transactions contemplated by this Agreement (such portion, a “Vested Cash Payment Award”)) as follows:

(A) the amount of payment in respect of each Vested Cash Payment Award is based on the terms of the award originally contemplated to be granted to such service provider (and for the avoidance of doubt, there will be no Cash Payment Award in respect of any Synthetic Option the exercise price of which, as of such Synthetic Option’s notional grant date, is equal to or greater than the Per Share Merger Consideration);

(B) payment to the recipient in respect of each Vested Cash Payment Award is conditioned on the recipient entering into an agreement with the Company that acknowledges, among other things, that such Cash Payment Award is in lieu of all previously promised but ungranted equity awards to the recipient, and provides a waiver of any and all claims in favor of Parent and its Affiliates (including the Company) with respect to ungranted options, expired options, and ungranted restricted stock unit awards of the Company (whether vested or unvested), in form and substance mutually acceptable to Parent and the Company; and

(C) subject to the foregoing, from and after the Effective Time, each Vested Cash Payment Award that is eligible for payment to the recipient shall be converted into the right to receive from the Company the cash value of such award less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax law with respect to such payment (the “Vested Cash Payment Award Consideration”). The Company shall pay the Vested Cash Payment Consideration as soon as administratively practicable following the Effective Time but in no event (1) later than the first (1st) regularly scheduled payroll date after the Closing if such payroll date occurs at least three (3) days after the Closing Date and (2) later than the second (2nd) regularly scheduled payroll date after the Closing if the first (1st) regularly scheduled payroll date occurs less than three (3) days after the Closing Date.

(ii) At the Effective Time, without any further action by the parties hereto or the holders thereof, the portion of each Cash Payment Award that is set forth on Section 1.5(c)(ii) of the Company Disclosure Schedule and that is not a Vested Cash Payment Award shall be treated as set forth on Section 1.5(c)(ii) of the Company Disclosure Schedule.

(iii) At the Effective Time, without any further action by the parties hereto or the holders thereof, the portion of each Cash Payment Award that is not a Vested Cash Payment Award and that is not described on Section 1.5(c)(ii) of the Company Disclosure Schedule shall, as of the Effective Time, be canceled for no consideration.

(iv) Prior to the Effective Time, the Company shall take all further actions necessary to effectuate the treatment of the Company Options, Company RSU Awards and Cash Payment Awards in accordance with the treatment contemplated by this Section 1.5 (including obtaining any required approval of the Company Board or its compensation committee).

(d) Promptly upon the Effective Time (and in any event on the same Business Day as the Effective Time occurs), Parent shall deposit, or shall cause to be deposited, with the Company or the Company’s payroll system administrative agent or a Company Subsidiary’s payroll system administrative agent, or the Company’s or a Company Subsidiary’s equity award administrator, as may be applicable and in accordance with the Company’s payroll practices including its practices for service providers located outside of the United States, cash in United States dollars sufficient to pay the aggregate consideration payable pursuant to this Section 1.5.

1.6 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take and shall take such action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the Filed Company SEC Documents (but only to the extent (x) such disclosure but does not constitute risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific, predictive or forward-looking in nature, in each case, other than any specific factual information contained therein, and (y) the applicability of such disclosure to a section or subsection of this Agreement is reasonably apparent on its face), (ii) as disclosed in the letter, dated as of the date hereof, from the Company to Parent and Merger Sub (the “Company Disclosure Schedule”) (subject to Section 7.12), and (iii) for the Restatement and the Restatement-Related Events (the existence and impact or potential impact of which qualify all representations and warranties of the Company in this Agreement) (subject to Section 7.12), the Company represents and warrants as of the date hereof (except to the extent that a representation, warranty or the Company Disclosure Schedule states that it is accurate only as of an earlier date) to Parent and Merger Sub that:

2.1 Organization, Qualification and Subsidiaries. Each of the Company and its Subsidiaries is a corporation, partnership or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite entity power and authority to conduct its business as it is now being conducted, except where the failure to be in good standing or to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has provided to Parent complete and correct copies of the Company’s certificate of incorporation and bylaws, as currently in effect, and the Company is not in violation of any provision of such documents. Section 2.1 of the Company Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company and its place and form of organization.

2.2 Capitalization.

(a) The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”). At the close of business on February 9, 2014 (the “Measurement Date”):

(i) 30,025,729 shares of Common Stock were issued and outstanding;

(ii) 232,427 shares of Common Stock were issuable under Company RSU Awards and 4,286,124 shares of Common Stock were issuable under Company Options; and

(iii) no shares of Preferred Stock were issued or outstanding and there were no outstanding commitments to issue any such shares of Preferred Stock.

The Company Stock Plans and the other award obligations contemplated by Section 1.5 are the only plans the Company or its Subsidiaries has maintained under which stock options, restricted shares, restricted share units, performance shares or other compensatory equity or equity-based awards have been granted and remain outstanding or may be granted. Since the Measurement Date, through the date hereof, the Company has not issued any Common Stock other than in respect of Company Options that were outstanding on the Measurement Date. Since the Measurement Date, through the date hereof, the Company has not issued any Company RSU Awards or Company Options.

(b) All outstanding shares of Common Stock have been, and all shares that may be issued pursuant to any Company Stock Plan or the exercise of Company Options or settlement of Company RSU Awards, in each case granted prior to the date of this Agreement will be, when issued or granted in accordance with the terms thereof, duly authorized and validly issued, and (i) are, or will be in the case of Company Options or Company RSU Awards, fully paid, nonassessable and free of preemptive rights, and (ii) are not subject to any outstanding obligations of the Company or its Subsidiaries requiring the registration under any securities laws for sale of such shares. The Company has made available to Parent or its counsel accurate and complete copies of the Company Stock Plans and the forms of stock option and restricted stock unit agreements evidencing the Company Options or Company RSU Awards. Except pursuant to this Agreement or the Company Benefit Plans or as are hereafter issued without violation of Section 4.1 hereof and except as set forth on Section 2.2(b) of the Company Disclosure Schedule, the Company is not bound by any: (A) outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling (whether currently, upon notice, with the passage of time or upon the occurrence or failure of any contingency) for the purchase or issuance of any shares of Common Stock or any other equity securities of the Company or any securities representing the right (whether currently, upon notice, with the passage of time or upon the occurrence or failure of any contingency) to purchase or otherwise receive any shares of Common Stock; (B) repurchase or redemption obligations with respect to the capital stock of the Company; or (C) voting trusts or similar agreements.

(c) Except as set forth on Section 2.2(c) of the Company Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary are owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such Subsidiary has or is bound by: (i) any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling (whether currently, upon notice, with the passage of time or upon the occurrence or failure of any contingency) for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right (whether currently, upon notice, with the passage of time or upon the occurrence or failure of any contingency) to purchase any shares of capital stock or any other equity security of such Subsidiary; (ii) repurchase or redemption obligations with respect to the capital stock of such Subsidiary; or (iii) voting trusts or similar agreements. All of the issued and outstanding shares of capital stock of each Subsidiary of the Company are owned, directly or indirectly, by the Company. No shares of Common Stock are held by any Subsidiary.

(d) As of the date hereof, there is not outstanding any indebtedness of the Company for borrowed money or other indebtedness of the Company evidenced by credit agreements, notes, bonds, indentures, securities or debentures other than (i) such indebtedness set forth in Section 2.2(d) of the Company Disclosure Schedule and (ii) any indebtedness of the Company and its Subsidiaries owing to (x) Vector Trading (Cayman), LP or any of its Affiliates or (y) Wells Fargo Bank, N.A. or any of its Affiliates. As of the date hereof, the Company is not subject to any capital lease or deferred purchase price obligations.

2.3 Authority Relative to Agreement.

(a) Assuming the representations and warranties of Parent and Merger Sub in Section 3.9 are true and correct, the Company has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements contemplated hereby to which it is a party, and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and to consummate the Merger and the other Transactions. The Company Board, at a duly held meeting, has (i) approved and declared advisable this Agreement and the Merger, (ii) determined that the Merger is fair to, advisable and in the best interests of the Company and the stockholders of the Company (other than Parent and its Subsidiaries) and (iii) resolved to recommend that the stockholders of the Company (other than Parent and its Subsidiaries) adopt this Agreement (such recommendation, the “Company Recommendation”), which resolutions, as of the Agreement Date, remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the Company Stockholder Approval, and assuming the representations and warranties of Parent and Merger Sub in Section 3.9 are true and correct, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub and the representations and warranties of Parent and Merger Sub in Section 3.9 are true and correct, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Certificate of Merger, (ii) the filing of the pre-merger notification report under the HSR Act and the requirements of any foreign Antitrust Laws set forth on Schedule 2.3(b) and (iii) any other consents and/or notices set forth on Section 2.3(b) of the Company Disclosure Schedule (collectively, clauses (i) through (v), the “Specified Approvals”) that may be required in connection with the foregoing, and (vi) any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Assuming that the Specified Approvals are received, satisfied, fulfilled and/or complied with, as applicable, and that the representations and warranties of Parent and Merger Sub in Section 3.9 are true and correct, the execution, delivery and performance by the Company of this Agreement do not, and the consummation by the Company of the Transactions will not (i) contravene or breach any provision of, the organizational or governing documents of the Company or any of its Subsidiaries, (ii) contravene or violate any writ, judgment, settlement agreement, injunction, ruling or decree applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or any provision of any Applicable Law, or (iii) result in any violation of, or default (with or without notice, lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Company Material Contract or result in the creation of any Lien (other than Permitted Liens) upon any of the properties, rights or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contravention, violation, default, termination, cancellation, acceleration, right, loss or Lien that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

2.4 Permits; Compliance With Laws.

(a) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company and its Subsidiaries to carry on their business as it is now being conducted (the “Company Permits”), all Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of or be in full force and effect, or the suspension or cancellation of, any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth on Section 2.4(b) of the Company Disclosure Schedule, (i) the Company and its Subsidiaries are, and have been since June 1, 2012, in compliance with all Applicable Laws, except for any such defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and (ii) there is no investigation or review pending or, to the Knowledge of the Company, threatened, with respect to a material violation by the Company of any Applicable Law.

2.5 Company SEC Documents.

(a) Except as set forth on Section 2.5(a) of the Company Disclosure Schedule, since June 1, 2012, the Company has timely filed with the SEC all reports, schedules, forms statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company with the SEC (the “Company SEC Documents”). As of their respective filing dates, and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, such Company SEC Documents complied in all material respects as to form with the requirements of the Securities Act, the Exchange Act, and the respective rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and none of such Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) No Subsidiary of the Company is required to file or furnish any certifications, forms, proxy statements, prospectuses, registrations statements, documents or reports with, or make any other filing with, or furnish any other material to, the SEC.

(c) The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S- K promulgated under the Exchange Act, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. Since June 1, 2012, the Company has promptly disclosed by filing a Form 8-K any change in or waiver of the Company’s code of ethics, as required by Section 406(b) of the Sarbanes- Oxley Act. To the Knowledge of the Company, since June 1, 2012, there have been no material violations of provisions of the Company’s code of ethics.

2.6 Financial Statements. The financial statements relating to the Company and its Subsidiaries attached to Section 2.6 of the Company Disclosure Schedule (i) have been prepared in accordance with the Prerestatement Standards consistently applied; (ii) are not prepared in accordance with GAAP due to the requirement to restate such financial statements to cause them to be in accordance with GAAP; and (iii) are subject to adjustment in material respects that would be reflected upon completion of the Restatement.

2.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries expressly for inclusion or incorporation by reference in the Proxy Statement (including any amendments thereto), will, at the date the such documents are first filed, published, sent or given to the stockholders of the Company or at any time such documents are amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

2.8 Absence of Certain Changes or Events. Since June 1, 2012, through the date of this Agreement, (a) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, (b) there has not been any change, event, development or state of circumstances that has had, individually or in the aggregate, a Company Material Adverse Effect, and (c) the Company and its Subsidiaries have not taken any of the actions set forth in Sections 4.1(e), (i), (q), or (s) as it relates to the foregoing and have not entered into any employment agreement (which shall mean an employment agreement containing severance terms or a term of employment and for the avoidance of doubt shall not include offer letters or other at will employment arrangements that do not provide for a contractual severance commitment) pursuant to which such employee receives annual base salary compensation in excess of $150,000. Since June 1, 2012, through the date of this Agreement, there has not been any declaration or setting aside or payment of any dividends or other distributions on or with respect to any capital stock of the Company or any of its Subsidiaries, except by any wholly-owned Subsidiary of the Company.

2.9 Litigation. Section 2.9 of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all Legal Proceedings pending or, to the Knowledge of the

Company, threatened against the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries or any of their respective present or former officers, directors or employees, in their respective capacities as such. None of the Company or any of its Subsidiaries is subject to any material Order. Notwithstanding the above, that the Company shall not be required to disclose on Section 2.9 of the Company Disclosure Schedule any Legal Proceeding or Order if the potential liability associated therewith is less than $100,000 individually or $300,000 in the aggregate for all such Legal Proceedings or Orders.

2.10 Employee Benefits Plans.

(a) Section 2.10(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each material Company Benefit Plan. For purposes of this Agreement, the term “Company Benefit Plan” shall mean (i) any “employee benefit plan” for the benefit of any current employee or director of the Company or any of its Subsidiaries (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) that the Company or any of its Subsidiaries sponsors, participates in, is a party or contributes to, or otherwise has or could reasonably be expected to have any liability or obligation; and (ii) each other benefit or compensation plan, program or arrangement, including any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive, cash bonus or incentive compensation, retirement or deferred compensation, profit-sharing, unemployment or severance compensation, or employment agreement, plan, policy, program or arrangement, in each case for any current or former employee or director of the Company or any of its Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA), that the Company or any of its Subsidiaries sponsors, participates in, is a party or contributes to, has any obligations under, or with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any liability.

(b) The Company has made available to Parent a true and complete copy of each material Company Benefit Plan (or forms thereof) and all amendments thereto and a true and complete copy of the following items with respect thereto (in each case, only if applicable): (i) each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed annual report on IRS Form 5500 and (iv) the most recently received IRS determination letter or IRS opinion letter.

(c) Each of the Company Benefit Plans has been established, maintained, operated, administered and funded in all material respects in accordance with its terms and in material compliance with Applicable Law and Contracts. No Company Benefit Plan has any material unfunded liabilities. All material contributions, premiums, or payments required to be made or accrued with respect to any Company Benefit Plan have been made or accrued on or before their due dates.

(d) None of the Company, its Subsidiaries, or, to the Knowledge of the Company, any Company Benefit Plan, any trust created thereunder, nor any other trustee or administrator thereof has engaged in a transaction in connection with which the Company, any Subsidiary, any Company Benefit Plan, any such trust, or any trustee or administrator thereof, or any party dealing with any Company Benefit Plan or any such trust could be subject to either a civil penalty assessed pursuant to section 409 or 502(i) of ERISA or a Tax imposed pursuant to section 4975 or 4976 of the Code.

(e) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS with respect to each such Company Benefit Plan as to its qualified status under the Code relating to the most recently completed IRS qualification cycle applicable to such Company Benefit Plan, or with respect to a prototype Company Benefit Plan, the prototype sponsor has received such a favorable IRS opinion letter relating to the most recently completed IRS qualification cycle applicable to that Company Benefit Plan. No event has occurred since the issuance by the IRS of the most recent determination or opinion letter relating to any such Company Benefit Plan that would reasonably be expected to adversely affect the qualification of such Company Benefit Plan. Each Company Benefit Plan maintained for employees outside of the United States that is intended to receive favorable Tax treatment under applicable Tax Laws has been qualified, registered or similarly determined (as applicable) to satisfy the requirements of such Tax Laws, and no event has occurred since the qualification, registration, or similar determination regarding the tax qualified status of such plans that could reasonably be expected to materially adversely affect their status under such Tax Laws.

(f) No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Sections 412 or 430 of the Code, and no liability or obligation under Title IV or Section 302 of ERISA or Sections 412 or 430 of the Code has been incurred by the Company or any Person that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group” with the Company, in each case, as defined in Sections 414(b), (c), (m) or (o) of the Code (each, an “ERISA Affiliate”) within the six (6) year period preceding the Effective Time that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability. Except as would not give rise to a material liability, no Company Benefit Plan maintained for employees outside of the United States is a defined benefit or similar type of plan or arrangement, other than those plans or arrangements that are administered by a Governmental Entity and to which the Company or its Subsidiaries is required to contribute pursuant to applicable Law.

(g) There are no material claims, actions, suits, audits, disputes or claims (other than routine claims for benefits) pending, or, to the Knowledge of the Company, threatened against or affecting any Company Benefit Plan, by any Governmental Authority, employee, beneficiary, or participant covered under such Company Benefit Plan, as applicable, or otherwise involving such Company Benefit Plan.

(h) Neither the execution or delivery of this Agreement nor the consummation of the Merger will, alone or as a result of the termination of a service provider’s service in connection therewith or thereafter, (i) entitle any current or former employee, director, or individual contractor (or the dependents or beneficiaries thereof) of the Company or any of its Subsidiaries to any material payment, (ii) materially increase the amount or value of any benefit or compensation or other obligation payable or required to be provided to any such Person, or (iii) accelerate the time of payment or vesting of material amounts due to any such Person or accelerate the time of any funding (whether to a trust or otherwise) of material compensation or material benefits in respect of any of the Company Benefit Plans, in each case except as provided in this Agreement or as required by non-U.S. Applicable Law.

(i) Except as set forth in Section 2.10(i) of the Company Disclosure Schedule, no Company Benefit Plan provides and none of the Company or its Subsidiaries has any obligation to provide for material post-termination health or material post-termination life insurance benefits under any Company Benefit Plan or otherwise (other than for continuation coverage required to be provided pursuant to Section 4980B of the Code for which the covered individual pays the full cost of coverage).

2.11 Labor Matters.

(a) All U.S. employees of the Company are employed on an “at-will” basis. Except as set forth in Section 2.11(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any works council or collective bargaining agreement, or other similar agreement with any labor organization or employee representative. There are no labor related strikes, walkouts, work stoppages, or other material organized labor disputes pending or, to the Company’s Knowledge, threatened, and, since June 1, 2012, neither the Company nor any of its Subsidiaries has been the subject of any such labor related strike, walkout, work stoppage, or other material organized labor disputes. There is no (and since June 1, 2012, there has been no) union or works council organizing activity and no labor union or works council has made a written demand for recognition or certification, in each case, with respect to any employees of the Company or any of its Subsidiaries.

(b) The Company is and since June 1, 2012 has remained in compliance, in all material respects, with all Applicable Laws pertaining to employment and employment practices and there are no, and since June 1, 2012 have been no, Legal Proceedings against the Company pending, or to the Knowledge of the Company, threatened in writing to be brought or filed, by or with any Governmental Entity in connection with the employment of any applicant, current or former Employee or group of Employees, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, wage and hour law compliance, equal pay or any other employment related matter arising under Applicable Laws.

(c) The Company is and has been in material compliance with the federal Worker Adjustment and Retraining Notification Act, as well as any similar Applicable Law, with respect to employee layoffs implemented since June 1, 2012.

2.12 Intellectual Property Rights.

(a) The Company and its Subsidiaries own, or have a valid right to use all Intellectual Property Rights that are used in the business of the Company and its Subsidiaries as currently conducted (the “Company Intellectual Property Rights”), except for such Intellectual Property Rights the failure of which to own or hold a valid right to use would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, and (i) such Company Intellectual Property Rights will be owned by or available for use by the Company and its Subsidiaries after the Closing on terms and conditions identical to those under which the Company and its Subsidiaries owned or used such Company Intellectual Property

Rights immediately prior to the Closing, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and (ii) neither the Company nor any of its Subsidiaries has received since June 1, 2012 any written charge, complaint, claim, demand or notice challenging the validity or enforceability of any material Company Intellectual Property Rights (including with respect to any interference, opposition, reexamination or other similar proceeding) . The Company and its Subsidiaries have taken commercially reasonable steps, consistent with generally-applicable industry standards, to protect and maintain the secrecy of its and their material trade secrets and other confidential and proprietary information. Other than patents, all Intellectual Property Rights that are owned by the Company or any of its Subsidiaries and the subject of a registration with any Governmental Entity, and, to the Knowledge of the Company, all of the patents that are owned by the Company or any of its Subsidiaries, are valid, subsisting and enforceable.

(b) The conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe upon, misappropriate, dilute, or violate, and has not since June 1, 2012, infringed, misappropriated, diluted, or violated any Intellectual Property Rights of any other Person, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received since June 1, 2012, (i) any written charge, complaint, claim, demand, unsolicited offer or demand to license or notice alleging any such infringement, misappropriation, dilution, or violation by the Company or any of its Subsidiaries that has not been settled or otherwise fully resolved, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or (ii) any request or demand from any Person (including any customer or licensee of the Company or any of its Subsidiaries) that the Company or its Subsidiaries indemnify such Person with respect to a claim of infringement, misappropriation, dilution, or other violation of Intellectual Property Rights asserted by any other Person. No Person is infringing, misappropriating, diluting, or violating, or since June 1, 2012, infringed, misappropriated, diluted, or violated, any Company Intellectual Property Rights, except for any such infringement that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. This Section 2.12(b) constitutes the only representation and warranty of the Company with respect to any actual or alleged infringement or other violation of any Intellectual Property Rights of any other Person.

(c) With respect to Open Source Software, Section 2.12(c) of the Company Disclosure Schedule consists of the report generated by the Black Duck code scan performed by the Company on the current version, as of the Agreement Date, of the Software products and offerings that the Company or any its Subsidiaries make generally publicly available by license (or provide in connection with a software-as-a-service model).

(d) The Company and its Subsidiaries maintain policies and procedures regarding data security, privacy, data transfer and use of data that are commercially reasonable, consistent with generally-applicable industry standards, and that are designed to ensure that the Company and its Subsidiaries are in compliance with all Applicable Laws relating to privacy, data protection, and the collection and use of personal information or other protected information or data. The Company and its Subsidiaries are in compliance with all Applicable Laws and all of the Company’s or its Subsidiaries’ published policies and contractual obligations relating to privacy, data protection, and the collection and use of personal information collected, used, held for use, stored or transmitted by or on behalf of the Company and its Subsidiaries, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a material adverse impact on the Company. To the Knowledge of the Company, since June 1, 2012, neither the Company nor its Subsidiaries have experienced any incident in which personally identifiable information, other information protected under Applicable Law relating to individuals, or other information or data that the Company was required to not disclose or maintain the secrecy or security of under any contractual obligation, was stolen or improperly accessed, including any breach of security, except for such incidents as would not, individually or in the aggregate, reasonably be expected to have a material adverse impact on the Company. Neither the Company nor any of its Subsidiaries has been required to (and to the Knowledge of the Company, there are no facts or circumstances that would require the Company or any of its Subsidiaries to) give notice to any customer, supplier, Governmental Entity, data subject, or other Person of any actual or alleged data security breaches or data security failures or noncompliance pursuant to any Applicable Law or policy or contractual obligation of the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no vulnerabilities associated with any product or offering of the Company or its Subsidiaries, including any in-process versions, that would reasonably be expected to have a material adverse impact on the Company.

(e) Section 2.12(e) of the Company Disclosure Schedule sets forth a correct and complete list as of the date hereof of all (i) patented or registered Intellectual Property Rights (including patents, trademarks and service marks, copyrights, and Internet domain names) owned by the Company or any of its Subsidiaries, and (ii) pending patent applications and applications for other registrations of Intellectual Property Rights (including trademarks and service marks, copyrights, and Internet domain names) filed by or on behalf of the Company or any of its Subsidiaries, including the entity (the Company or one of its Subsidiaries) that is the record owner or registrant of, or applicant for, the applicable Intellectual Property Right and, to the extent applicable, the jurisdictions in which each such Intellectual Property Right has been issued or registered or in which any application for such issuance and registration has been filed. As of the date of this Agreement, all necessary registration, maintenance and renewal fees in connection with the foregoing have been paid and all necessary documents and certificates in connection with the foregoing have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining the foregoing.

(f) The Company and its Subsidiaries have entered into with all of their current and former employees and independent contractors who have created any material Intellectual Property Rights on behalf of the Company or any of its Subsidiaries, (i) written assignment agreements assigning to the Company or one of its Subsidiaries all Intellectual Property Rights created or developed within the scope of employment or engagement, as applicable, and (ii) written confidentiality agreements protecting the trade secrets and confidential information of the Company or its Subsidiaries. With respect to the proprietary Source Code of any of the products or offerings of the Company or any of its Subsidiaries, (A) such Source Code has not been disclosed or delivered to any third party, (B) neither the Company nor any of its Subsidiaries nor any Person acting on its or their behalf has a duty or obligation to deliver or license such Source Code, and (iii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in a requirement that any such Source Code be disclosed or delivered to any third party by the Company, any of its Subsidiaries, any person acting on their behalf or any escrow agent. To the Knowledge of the Company, as of the date hereof, there has been no unauthorized access to, or theft or disclosure of, any proprietary Source Code of any of the products or offerings of the Company or any of its Subsidiaries.

(g) The Software, computer firmware, computer hardware, electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, peripherals and computer systems, including any outsourced systems and processes, that are owned or used by the Company or any of its Subsidiaries in the conduct of their respective businesses (collectively, the “Computer Systems”) are sufficient for the needs of the Company and its Subsidiaries for the operation of their respective businesses as currently conducted, including as to capacity, scalability, and ability to process current and anticipated peak volumes in a timely manner. The Computer Systems are in sufficiently good working condition to perform all information technology operations and include a sufficient number of license seats for all Software, in each case, as necessary for the operation of the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries use commercially reasonable efforts consistent with generally-applicable industry standards to protect the Computer Systems from becoming infected by any disabling codes or instructions, including any virus, worm, Trojan horse, automatic restraint, time bomb or any other feature or function that cause erasing, destroying, or corrupting of Software, systems, databases, or data. Except for license keys, usage verification mechanisms, or similar mechanisms used in conjunction therewith, the Company and its Subsidiaries have taken commercially reasonable efforts consistent with generally-applicable industry standards to ensure that all Software products or offerings of the Company or any of its Subsidiaries are free of any disabling codes or instructions, timer, copy protection device, clock, counter or other limiting design or routing and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other similar programs, software routines or hardware components that permit unauthorized access to, or the unauthorized disablement or erasure of, (i) such Software products or offerings (or any part thereof) or (ii) data or other Software of users, or otherwise cause such Software products or offerings (or any part thereof) to be incapable of being used in the full manner for which they were designed. The Company and its Subsidiaries maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities, in each case, consistent with generally-applicable industry standards, and act in material compliance therewith, and have taken commercially reasonable steps, consistent with generally-applicable industry standards, to test such plans and procedures on a periodic basis and as required by any contractual obligations, and such plans and procedures have been proven effective upon such testing in all material respects.

(h) No government funding, facilities, resources or Intellectual Property Rights of a university, college, other educational institution, or research center was used in the development of any material Intellectual Property Rights owned by the Company or any of its Subsidiaries and no Governmental Entity, university, college, other educational institution or research center has any claim or right in or to such Intellectual Property Rights (including any “march in” rights).

(i) Each Software product or offering of the Company or any of its Subsidiaries licensed (or provided in connection with a software-as-a-service model) to third parties performs in accordance with its user documentation in all material respects when properly installed and used. Neither the Company nor any of its Subsidiaries has received any written warranty claims made by third parties during applicable warranty periods that has not been settled or otherwise fully resolved and, to the Knowledge of the Company, there are no such unwritten claims from third parties, that any products or services that have been licensed, provided or performed by the Company or any of its Subsidiaries to or for such third parties were in any material respect not in conformity with the terms and requirements of all applicable warranties.

2.13 Taxes.

(a) (i) the Company and its Subsidiaries have timely filed or have had timely filed on their behalf (taking into account extensions of time to file) all income and all other material Tax Returns required to be filed by them, and such Tax Returns are complete and accurate in all material respects, (ii) the Company and its Subsidiaries have paid (or have had paid on their behalf) all income and all other material Taxes due and payable, except with respect to Taxes for which adequate reserves have been established in accordance with GAAP on the books and records of the Company or its Subsidiaries, (iii) the Company and its Subsidiaries have withheld and paid to the appropriate Governmental Entity all income and all other material Taxes required to be withheld, (iv) neither the Company nor any of its Subsidiaries have received any written notice of any pending or ongoing audit, deficiency, or claim with respect to any income or other material Taxes which remains unresolved, and (v) there are no Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure or alleged failure to pay Taxes (other than Permitted Liens).

(b) Neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes with any entity (other than the Company or any of its Subsidiaries) under which the Company or any of its Subsidiaries could have liability for Taxes after the Closing.

(c) For purposes of this Agreement: “Tax” (and, with correlative meaning, “Taxes”) means all U.S. federal, state, local and non-U.S. income, profits, gross receipts, customs duty, stamp, license, alternative minimum, environmental, sales, use, payroll, property, withholding, excise, production, value added, estimated, escheat, abandoned or unclaimed property or occupancy taxes or any other taxes, assessments, charges, duties, fees, levies, imposts or other similar governmental charges of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts, and “Tax Return” means any return, report or similar statement (including attached schedules and amendments thereto) filed or required to be filed with respect to any Tax.

(d) No written claim has been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that such Person is or may be subject to taxation by, or required to file any Tax Return in, such jurisdiction.

(e) None of the Company or its Subsidiaries (i) is or has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was the Company) or (ii) has any liability for the Taxes of any Person (other than any of the Company or its Subsidiaries) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local or non- U.S. law), as a transferee or successor, by contract, or otherwise.

(f) None of the Company or its Subsidiaries has within the last two years distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was reported on any Tax Return as qualifying in whole or in part under Section 355 of the Code.

(g) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing as a result of (i) any installment sale, intercompany transaction or open transaction disposition made prior to the Closing or (ii) any change in accounting method made prior to the Closing.

(h) None of the Company or its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G.

(i) Each contract, arrangement, or plan of any of the Company or its Subsidiaries that is a “nonqualified deferred compensation plan” (as defined for purposes of Code Section 409A(d)(1)) is in documentary and operational compliance with Code Section 409A and the applicable guidance issued thereunder in all material respects. Except as set forth in Section 2.13(i) of the Disclosure Schedule, none of the Company or its Subsidiaries has any indemnity obligation for any Taxes imposed under Sections 4999 or 409A of the Code.

2.14 Material Contracts.

(a) Section 2.14(a) of the Company Disclosure Schedule sets forth a list, as of the date hereof, of each Company Material Contract. For purposes of this Agreement, “Company Material Contract” means any Contract to which, as of the date hereof, the Company or any of its Subsidiaries is a party or their respective properties or assets are bound, except for this Agreement, that:

(i) constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the Securities Act);

(ii) is a joint venture, alliance, partnership or similar agreement, including pursuant to which any Intellectual Property Rights are jointly created or owned, that is material to the operation of the Company or any of its Subsidiaries;

(iii) is a stockholders agreement or agreement relating to the issuance, voting, repurchase, redemption or transfer of any securities of the Company or any of its Subsidiaries;

(iv) provides for the development of any material Company Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries, independently or jointly, by or for the Company or any of its Subsidiaries, other than agreements between the Company or any of its Subsidiaries and its respective current and former employees who have executed the Company’s form employee Agreement in the form made available to Parent;

(v) is or includes a material settlement agreement, cross-license agreement or covenant not to sue, or is a standalone indemnification agreement;

(vi) pursuant to which the Company or any of its Subsidiaries has agreed to provide any Person with access to the material proprietary source code for any of the current products or offerings of the Company or any of its Subsidiaries, or to provide for the material proprietary source code of any of the current products or offerings of the Company or any of its Subsidiaries to be put in escrow;

(vii) pursuant to which the Company or any of its Subsidiaries has been granted a license to material Intellectual Property Rights (other than Contracts for commercial off-the-shelf Software that are generally available on standard terms, for aggregate license fees of $250,000 or less per annum) or pursuant to which the Company or any of its Subsidiaries has granted a license to its or their Company Intellectual Property Rights (excluding non-exclusive licenses granted to customers or partners in the ordinary course of business);

(viii) (A) restricts in any material respect the right of the Company or any Subsidiary to engage or compete in any line of business, market or in any geographic area or with any Person, including with respect to hiring or soliciting for hire the employees or contractors of any third party (other than non-hire and non-solicitation provisions that are not material and are entered into in the ordinary course), (B) grants any exclusive rights to any Person, including any exclusive license or supply or distribution agreement or other exclusive rights or which, pursuant to its terms, could have such effect after the Closing of the Transactions (C) grants any rights of first refusal or rights of first negotiation with respect to any material Company Intellectual Property Rights, product or service of the Company, or (D) contains any “most favored nation” or similar provisions.

(ix) is a Contract with (A) any of the ten largest customers of the Company and its Subsidiaries (determined on the basis of aggregate bookings by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended May 31, 2014) or (B) any of the ten largest suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended May 31, 2014);

(x) is a consulting agreement (other than those that are terminable on no more than sixty (60) days’ prior notice) that requires consideration to be paid by the Company in excess of $100,000 per annum;

(xi) is an employment agreement (which shall mean an employment agreement containing severance terms or a term of employment and for the avoidance of doubt shall not include offer letters or other at will employment arrangements that do not provide for a contractual severance commitment) pursuant to which such employee receives annual base salary compensation in excess of $150,000;

(xii) is a loan, guarantee of indebtedness or credit agreement, security agreement, note, mortgage, indenture or other binding commitment (other than those between the Company and its Subsidiaries) relating to indebtedness for borrowed money or the deferred purchase price of property (in each case, whether incurred, assumed, guaranteed or secured by any asset), but excluding any ordinary course trade payables and receivables;

(xiii) creates or grants a Lien (other than a non-exclusive license) on material properties or other material assets of the Company or any of its Subsidiaries, other than Permitted Liens;

(xiv) is an acquisition agreement, asset purchase agreement, stock purchase agreement or other similar agreement (other than agreements to purchase or acquire inventory in the ordinary course of business) for the acquisition or disposition or sale of property or assets which has not been fully satisfied or performed (other than confidentiality obligations) or under which the Company or any of its Subsidiaries has any ongoing obligations and which involves or involved consideration payable by the Company in excess of $100,000;

(xv) is a collective bargaining agreement or other agreement with any labor union or association representing employees of the Company or any of its Subsidiaries, other than “works councils” required by Applicable Law; or

(xvi) is a Contract with any director, officer or affiliate of the Company or any of its Subsidiaries (or, to the Knowledge of the Company, any immediate family member or Affiliate of any director, officer or affiliate of the Company or any of its Subsidiaries) and involves material continuing liabilities or obligations of the Company or its Subsidiaries excluding any Company Benefit Plans listed on Section 2.10(a) of the Company Disclosure Schedule;

(xvii) is a settlement, conciliation, or similar agreement with any Governmental Entity that imposes any monetary or other similar obligation upon the Company after the date of this Agreement;

(xviii) is a Contract with a related person (as defined in Item 404 of Regulation S-K of the Securities Act) that would be required to be disclosed in the Company SEC Reports but has not been disclosed;

(xix) is a Contract which prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any of its Subsidiaries or prohibits the issuance of guarantees by the Company or any of its Subsidiaries;

(xx) is a Contract having the effect of providing that the consummation of the Merger or the execution, delivery or effectiveness of this Agreement will give rise under such Contract to any increased or accelerated material rights of a key employee of the Company or any of its Subsidiaries (including any change of control payment, special bonus, stay bonus, retention bonus, severance payment, or similar compensation that the Company or any of its Subsidiaries has agreed to pay and that becomes due and payable as a result of the consummation of the Merger or the other transactions contemplated hereby, whether due and payable prior to, at or after the Closing (including obligations that are contingent upon both the consummation of the Merger and the occurrence of another event or the passage of time);

(xxi) is a Contract that involves any material exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract, or any other interest-rate , commodity price, equity value or foreign currency protection contract;

(xxii) is a Contract that contains a put, call or similar right pursuant to which the Company or its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets; and

(xxiii) amends, supplements or modifies any of the foregoing Contracts or is a commitment or agreement to enter into any of the foregoing Contracts.

(b) Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract and no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder, where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Material Contract not previously expired is a valid and binding obligation of the Company or its Subsidiary and, to the Knowledge of the Company, the other parties thereto, except such as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(c) Except as set forth in Section 2.14(c) of the Company Disclosure Schedule, complete, correct and unredacted copies of each Company Material Contract, as amended and supplemented, have been made available by the Company to Parent or its Representatives.

(d) Except as set forth in Section 2.14(d) of the Company Disclosure Schedule, to the Knowledge of the Company, no Government Contract that is material to the Company (i) requires any security clearance or access to classified information to successfully perform; (ii) required the Company to qualify as a “small business” or other preferred bidding status; (iii) has since June 1, 2012, been audited by a Governmental Entity or customer; (iv) had material incurred costs questioned or disallowed or material funds subjected to a formal refund, adjustment, recoupment, offset or withholding, in each case in amounts or manner that is material to the business; (v) has resulted in the Company receiving any written assertion or request for material equitable adjustments, claims or other written assertions of a material dispute, in amounts or manner that is material to the Company; (vi) has resulted in the Company making or offering or soliciting or receiving any unlawful payment, contribution, bribe, gift, discount or benefit, or seeking or obtaining access to confidential or non public information to which the Company was not lawfully entitled, or making any unlawful political contributions or expenditures relating to political activity; (vii) has resulted in the Company making or obtaining any material guarantee, surety or assignment; (viii) has resulted in the Company being protested, terminated or threatened with default or written assertion of breach (e.g., a “show cause” letter), in amounts or manner that is material to the Company; (ix) has been subject to any price guarantee (e.g., “most favored nation” pricing); (x) has had a written assessment of or determination regarding any actual or potential Conflict of Interest (“COI”) or had any COI mitigation plan or analysis submitted to, issued by or approved by any governmental agency or prime contractor; or (xi) has resulted in the Company making or engaging in any exports for which it is required to obtain any export license or registration.

(e) Except as set forth in Section 2.14(e) of the Company Disclosure Schedule, since June 1, 2012, (A) there have not been any allegations of fraud, any disclosures of credible evidence of fraud, or any unremitted material overpayments in connection with a Government Contract, nor to the Knowledge of the Company have there been any investigations, demands, subpoenas or other document requests regarding any such concerns, and (B) the Company has not been (and to the Knowledge of the Company has not been threatened with being) debarred, suspended or excluded or determined to be non-responsible or ineligible for contracts with a Governmental Entity.

2.15 Real Property.

(a) All real property owned by the Company or any of its Subsidiaries (collectively, the “Owned Real Property”) is disclosed in Section 2.15(a) of the Company Disclosure Schedule. With respect to the Owned Real Property, (i) as of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of any condemnation proceeding or proposed action or agreement for taking in lieu of condemnation (nor to their Knowledge, is any such proceeding, action or agreement pending or threatened as of the date hereof) with respect to any portion of the Owned Real Property and (ii) all buildings and improvements located on the Owned Real Property and used in the business of the Company are in a condition that is sufficient for the operation of the business of the Company.

(b) All leased, subleased, licensed or otherwise occupied property (whether as a tenant, subtenant or pursuant to other occupancy agreements) involving rent payments in excess of $150,000 per year (collectively and excluding Owned Real Property, the “Leased Real Property”) is disclosed in Section 2.15(b) of the Company Disclosure Schedule. The Company has made available copies of all documents pertaining to its Leased Real Property. All buildings and improvements used in the business of the Company and located on Leased Real Property are in a condition that is sufficient for the operation of the business of the Company thereat.

(c) As of the date hereof, the Company and/or its Subsidiaries have good fee simple title to all Owned Real Property and valid leasehold, subleasehold or license interests in all Leased Real Property free and clear of all Liens, except Permitted Liens.

(d) As of the date hereof, except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, (i) neither the Company nor any of its Subsidiaries has received any written communication from, or given any written communication to, any other party to a lease for Leased Real Property or any lender, alleging that the Company or any of its Subsidiaries or such other party, as the case may be, is in default under any such Lease, (ii) no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under any such Lease, (iii) except as disclosed in Section 2.15(d) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof.

2.16 Environmental. Except as has not had and would not be reasonably expected, individual or in the aggregate, to have a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are, and since June 1, 2012 have been, in compliance in all material respects with all applicable Environmental Laws, including possessing, maintaining and complying with all Company Permits required for their operations or occupation of any real property under applicable Environmental Laws;

(b) there is no pending or threatened Legal Proceeding pursuant to any Environmental Law against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received written notice, report or other information from any Person, including any Governmental Entity, alleging that the Company or any of its Subsidiaries has been or is in material violation or potentially in material violation of any applicable Environmental Law or otherwise may be materially liable under any applicable Environmental Law. Neither the Company nor any of its Subsidiaries is a party or subject to any Order pursuant to Environmental Law;

(c) neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of another Person relating to Environmental Laws;

(d) neither the Company nor any of its Subsidiaries, predecessors or Affiliates has treated, stored, disposed of, arranged for or permitted the disposal of, manufactured, distributed, transported, handled, or released, or exposed any Person to, any Hazardous Materials so as to give rise to any material liabilities (contingent or otherwise) or investigatory, corrective or remedial obligations pursuant to Environmental Laws;

(e) with respect to the Owned Real Property and the Leased Real Property and any properties formerly owned, leased or operated by the Company or any of its Subsidiaries, there have been no releases, spills, or discharges of, or any other contamination by, Hazardous Materials on, in, from or underneath any of such properties or facilities that (i) has caused environmental contamination at such properties or facilities that has resulted or could result in an obligation of the Company or any of its Subsidiaries to remediate such environmental contamination pursuant to Environmental Law, or (ii) has resulted or could result in liability of the Company or any of its Subsidiaries pursuant to Environmental Law; and

(f) the Company has furnished to Parent and Merger Sub all environmental audits, reports and other material environmental documents relating to the past or current properties, facilities or operations of the Company or its Subsidiaries, predecessors or Affiliates, which are in its possession or under its reasonable control.

2.17 Anti-Bribery and Anti-Money Laundering. The Company and its Subsidiaries, including the directors, officers, and to the Knowledge of the Company, employees, agents, and Persons acting on their behalf have been in full compliance with all Applicable Laws with respect to anti-bribery and anti-money laundering since June 1, 2012.

2.18 Vote Required; Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 3.9, the Company Stockholder Approval is the only vote of holders of securities of the Company that is required in connection with the Merger. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 3.9, no takeover statute or similar statute, including any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “interested stock holder”, “business combination” or other antitakeover law (collectively, “Takeover Laws”) of the state of Delaware (including §203 of the DGCL) or, to the Knowledge of the Company, any other state, or any comparable antitakeover provision of the restated certificate of incorporation or bylaws of the Company, applies to this Agreement or the Merger.

2.19 Brokers. Except for those Persons set forth in Section 2.19 of the Company Disclosure Schedule, no agent, broker, finder, investment banker, consultant or intermediary is entitled to any investment banking, brokerage, finder’s or similar fee or commission from the Company or any of its Subsidiaries in connection with the Merger or any of the other Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent signed copies of the engagement letters with those Persons listed on Section 2.19 of the Company Disclosure Schedule.

2.20 Opinion of Financial Advisor. The board of directors of the Company has received the opinion of Morgan Stanley that, as of the date thereof and subject to the limitations and assumptions set forth in such opinion, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of shares of Common Stock (other than Parent and its Affiliates).

2.21 No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations that: (a) are disclosed, reflected or reserved against in the financial statements attached to Section 2.6 of the Company Disclosure Schedule; (b) have been or will be incurred in the ordinary course of business consistent with past practice since the date of such financial statements; (c) have been or will be incurred in connection with the Transactions or the efforts of the parties to complete any matter or transaction contemplated by this Agreement; (d) are not covered within clauses (a) through (c) of this Section 2.22 but are in an aggregate amount that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

2.22 Insurance. The Company maintains for itself and its Subsidiaries policies covering the assets, business, equipment, properties, operations, employees, directors and officers, and product warranty and liability claims, and such other forms of insurance in such amounts, with such deductibles and against such risks and losses as, in its good faith judgment, are reasonable for the business and assets of the Company and its Subsidiaries. All material insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of such policies and bonds.

2.23 Affiliate Transactions. Since the June 1, 2012, the Company has not entered into (i) any transactions, agreements, arrangements or understandings of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act or (ii) any other material transaction with any affiliate of the Company.

2.24 Export Control Laws. Since June 1, 2012, the Company and its Subsidiaries have been in compliance in all material respects with all Export Control Laws applicable to it. Without limiting the foregoing: (a) each of the Company and its Subsidiaries has obtained all material export licenses and other material approvals required for its export of Software and other products required by any Export Control Law and all such approvals and licenses are in full force and effect; (b) each of the Company and its Subsidiaries is in material compliance with the terms of such applicable export licenses or other approvals and (c) there are no claims pending or threatened in writing against the Company or any Subsidiary with respect to such export licenses or other approvals.

2.25 No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE II and any certificate delivered hereunder, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions, including the accuracy, completeness or currency thereof. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution or failure to distribute to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, estimates forecasts of other material made available to Parent or Merger Sub in any physical data room or any electronic data room and maintained by the Company for purposes of the Merger and the other Transactions or management presentations in expectation of the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this ARTICLE II or any certificate delivered hereunder. Notwithstanding the foregoing, nothing in this Section 2.25 will limit any remedy Parent may have in the event of any fraud committed by the Company in connection with this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the letter, dated as of the date of this Agreement, from the Parent and Merger Sub to the Company (the “Parent Disclosure Schedule”), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

3.1 Organization and Qualification. Each of Parent and Merger Sub is a corporation, partnership or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite company power and authority to conduct its business as it is now being conducted, except where the failure to be in good standing or to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly registered, qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such registration, qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company a complete and correct copy of the Parent Organizational Documents, as currently in effect, and neither Parent nor Merger Sub is in violation of any provision of such documents.

3.2 Corporate Authority; No Violation.

(a) Each of Parent and Merger Sub has all requisite limited liability company or corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder and to consummate the Merger and the other Transactions. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly authorized by the board of directors of Parent and the board of directors of Merger Sub. No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement and the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) There is no vote of the holders of capital stock of Parent necessary to approve this Agreement and the consummation of the Merger that has not been obtained.

(c) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Certificate of Merger, (ii) the filing of the pre-merger notification report under the HSR Act and the requirements of any foreign Antitrust Laws set forth on Schedule 2.3(b), (iii) compliance with the applicable requirements of the Exchange Act, (iv) compliance with any applicable foreign or state securities or blue sky laws and (v) the other consents and/or notices set forth on Section 2.3(b) of the Company Disclosure Schedule (collectively, clauses (i) through (v), the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(d) Assuming that the Parent Approvals are received, satisfied, fulfilled and/or complied with, as applicable, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions will not (i) conflict with, violate or breach any provision of, the organizational or governing documents of Parent or any of its Subsidiaries, (ii) contravene or conflict with or violate any provision of any Applicable Law or (iii) result in any violation of, or default (with or without notice, lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract binding upon Parent or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

3.3 Litigation. As of the date hereof, there is no suit, action or proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Affiliates that would reasonably be expected to have a Parent Material Adverse Effect, nor is there any judgment of any Governmental Entity outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Entity involving, Parent or any of its Affiliates that would reasonably be expected to have a Parent Material Adverse Effect.

3.4 Absence of Certain Agreements. Neither Parent nor any of its Affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any contract, arrangement or understanding (in each case, whether oral or written), pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any stockholder of the Company (i) agrees to vote (or not vote) to adopt this Agreement or approve the Merger or (ii) agrees to vote against any Superior Company Proposal.

3.5 Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.6 Financing.

(a) Parent has delivered to the Company true, correct and complete copies of (i) the executed commitment letter (including all exhibits, schedules, annexes and amendments thereto) from TC Lending, LLC and the other applicable lenders contemplated thereby (the “Debt Commitment Parties”) together with any related fee letters (which copies of the fee letters may be redacted for any fee amounts, market flex provisions and other customary provisions so long as no redaction covers terms that would adversely affect the conditionality, availability or termination of the Debt Financing), engagement letters, exhibits, schedules, annexes, supplements, term sheets and other agreements (collectively, the “Debt Commitment Letters” and attached to this Agreement as Exhibit A), pursuant to which, and subject to the terms and conditions thereof, the Debt Commitment Parties have committed to lend the amounts set forth therein to Merger Sub or another wholly owned Affiliate as set forth in the Debt Commitment Letters for the purpose of funding the Transactions (together with any substitute debt financing pursuant to Section 4.13(c), the “Debt Financing”), and (ii) the executed equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter” and attached to this Agreement as Exhibit B, and together with the Debt Commitment Letters, the “Financing Commitments”) from the Investors pursuant to which the Investors have committed to invest, subject to the terms and conditions therein, the amounts set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides, and will continue to provide, that the Company is a third party beneficiary thereof.

(b) As of the date hereof, the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect, except as permitted by this Agreement. Each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of Parent, Investors and Merger Sub and, to the Knowledge of Parent, the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar Applicable Laws affecting the enforcement of creditors’ rights generally and general equitable principles. Except as set forth in the Financing Commitments, there are no side letters or other agreements, contracts or arrangements relating to the Financing Commitments to which Parent, Merger Sub, Investors or any of their respective Affiliates is a party. As of the date hereof, and assuming the satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under any term, or a failure of any condition, of the Financing Commitments or otherwise result in any portion of the Financing contemplated thereby to be unavailable. As of the date hereof, and assuming the satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger, neither Parent nor Merger Sub has any reason to believe that any term or condition of the Financing Commitments will not be satisfied on a timely basis or that any part of the Financing will not be made available to Parent at the Closing. Parent and/or Merger Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. Assuming the satisfaction of the conditions to Parent and Merger Sub’s obligation to consummate the Merger, the proceeds from the Equity Financing when funded in accordance with the Equity Commitment Letter will be sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the aggregate Per Share Merger Consideration pursuant to Section 1.3(a) and any amounts payable pursuant to Section 1.5 and the payment of all associated costs and expenses of the Transactions (including any repayment or refinancing of indebtedness of Parent, Merger Sub or the Company required in connection therewith). There are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in the Financing Commitments.

3.7 Guarantees. Concurrently with the execution of this Agreement, Parent and Merger Sub have delivered to the Company the Guarantees of the Investors, dated as of the date hereof. Each Guaranty is in full force and effect and is a valid and binding obligation of the Investor party thereto, enforceable against such Investor in accordance with its terms. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Investors under the Guarantees.

3.8 Capitalization of Merger Sub. As of the date hereof, the authorized share capital of Merger Sub consists of one hundred (100) shares, $0.01 par value per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and other Transactions.

3.9 Beneficial Share Ownership. None of Parent, Merger Sub and their Affiliates owns (directly or indirectly, beneficially or of record, including through any intermediary or pursuant to any option, swap or derivatives contract or other arrangement) any direct or indirect interest in (i) any shares of Common Stock, (ii) except pursuant to this Agreement, any rights to acquire any Common Stock, or (iii) any other direct or indirect interest in any such security or the right to profit from or vote such security including any synthetic security, option, derivatives contract, swap or other arrangement. None of Parent, Merger Sub and their Affiliates, or any of their “affiliates” or “associates,” is, or at any time during the last three years has been, an “interested stockholder” of the Company (as such terms are defined in Section 203 of the DGCL).

3.10 Solvency. None of Parent, Merger Sub or the Investors is entering into the Transactions with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Each of Parent and Merger Sub is Solvent as of the date hereof and each of Parent and the Surviving Corporation will, after giving effect to all of the Transactions, including the Financing, any alternative financing and the payment of the Per Share Merger Consideration and the payment of all other amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses, and assuming that (i) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared by them in good faith based upon assumptions that were, and continue to be, reasonable and (ii) the representations and warranties in Article II are true and correct in all material respects, be Solvent at and immediately after the Effective Time. As used in this Section 3.10, the term “Solvent” means, with respect to a particular date, that on such date, (a) the sum of the property, at a fair valuation, of Parent and Merger Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries will exceed their debts, (b) each of Parent and Merger Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries has not incurred, or believed or reasonably should have believed that it would incur, debts beyond its ability to pay such debts as such debts mature or become due, and (c) each of Parent and Merger Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 3.10, “debt” means any liability on a claim, and “claim” means any (a) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (b) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

3.11 Management Agreements. There are no contracts, undertakings, commitments, agreements, obligations or understandings (in each case whether written or oral) between Parent or Merger Sub or any of their Affiliates, on the one hand, and any director, officer or employee of the Company or any of its Subsidiaries, on the other hand, relating in any way to the Company (including relating to compensation and retention of the Company’s management), the Transactions or the operations of the Company after the Effective Time.

3.12 Acknowledgement of Disclaimer of Other Representations and Warranties. Each of Parent and Merger Sub acknowledges that, as of the date hereof, they and their Representatives (a) have received access to such books and records, facilities, properties, premises, equipment, contracts and other assets of the Company and its Subsidiaries which they and their Representatives, as of the date hereof, have requested to review and (b) have had opportunity to meet with the management of the Company and its Subsidiaries and to discuss the business and assets of the Company and its Subsidiaries. Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in ARTICLE II, (i) neither the Company nor any of its Subsidiaries makes, or has made, any representation or warranty relating to itself or its business or as to the accuracy or completeness of any information concerning the Company provided by or on behalf of the Company or otherwise, and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in ARTICLE II, (ii) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with this Agreement or the Transactions, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such entity and (iii) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives, including any materials or information made available in the electronic and physical data rooms in connection with the Transactions, via confidential information memorandum, in connection with presentations by the Company’s management or otherwise, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any express representation or warranty set forth in ARTICLE II. Each of Parent and Merger Sub has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries and in making its determination to proceed with the Transactions, each of Parent and Merger Sub has relied solely on its own independent review and analysis and the covenants, representations and warranties of the Company contained in ARTICLE II. Notwithstanding the foregoing, nothing in this Section 3.12 will limit any remedy the Company may have in the event of any fraud committed by Parent or Merger Sub in connection with this Agreement.

ARTICLE IV

COVENANTS AND AGREEMENTS

4.1 Conduct of Business by the Company. The Company agrees that, between the date of this Agreement and the earlier of (i) the Effective Time and (ii) the date, if any, on which this Agreement is terminated pursuant to Section 6.1, except (A) as may be required by Applicable Law, (B) as reasonably necessary in connection with the Restatement-Related Events (other than clauses in the definition thereof relating to the Company’s continuation of efforts to pursue and complete the Restatement or the Company’s SEC filings under the Exchange Act) or in connection with the actions required or permitted by Section 4.18(a)(iii), (C) agreed in writing by Parent (such agreement not to be unreasonably withheld, conditioned or delayed), (D) expressly required pursuant to this Agreement, or (E) set forth in Section 4.1 of the Company Disclosure Schedule, (1) the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business and in compliance with Applicable Law, (2) to the extent consistent therewith, the Company shall use its commercially reasonable efforts to preserve substantially intact the material assets of its current business organization, (3) the Company shall preserve in all material respects its present relationships with key customers, suppliers, employees and other persons with which it has material business relations; and (4) the Company shall not, and shall not permit any of its Subsidiaries to:

(a) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of or set any record date therefore, or enter into any Contract with respect to the voting of, any of its capital stock, other than dividends and distributions by a wholly-owned Subsidiary to its parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except pursuant to the forfeiture of awards under the Company Stock Plans or the acquisition or withholding by the Company of shares of Common Stock in settlement of the exercise price or taxes in respect of awards under the Company Stock Plans);

(b) issue, deliver, sell, pledge or grant or otherwise dispose of (A) any shares of its capital stock, (B) any voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants, calls or rights to acquire, any such shares, voting securities or convertible or exchangeable securities or (D) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, in each case, other than (1) the issuance of Common Stock upon the exercise of Company Options outstanding on the date of this Agreement , (2) settlement of Company RSU Awards outstanding as of the date hereof, or (3) the grant of any “phantom” equity rights or any cash in lieu of any “phantom” or other equity or promises to award equity to the extent described on Section 1.5 or Section 4.1 of the Company Disclosure Schedule;

(c) amend in any material respect the Company’s certificate of incorporation, the Company’s bylaws or other comparable charter or organizational documents of any Company Subsidiary;

(d) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing equity interests in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets except in the ordinary course of business consistent with past practice;

(e) (A) materially increase the compensation payable or to become payable or benefits provided or to be provided to any current or former employees of the Company or any of its Subsidiaries, (B) establish, adopt, enter into or amend in any material respect any material Company Benefit Plan (other than with respect to any Company Benefit Plan related to Company Options, Company RSU Awards, Synthetic Options, Synthetic RSUs or Cash Payment Awards), except, in the case of the foregoing clauses (A) and (B), (1) as required pursuant to the terms of any Company Benefit Plan or other agreement as in effect on the date of this Agreement, that, in each case and if material, is set forth on Section 2.10(a) of the Company Disclosure Schedule, or (2) as otherwise required by Applicable Law; provided that the foregoing clauses (A) and (B) shall not restrict the Company or any of the Company Subsidiaries from providing increases in salary, wages or benefits to service providers in the ordinary course of business consistent with past practice or making usual and customary annual or quarterly bonus payments, commission payments and profit sharing payments in the ordinary course of business consistent with past practice in accordance with the bonus, commission and profit sharing plans existing on the date of this Agreement and, if material, as disclosed on the Company Disclosure Schedule or (C) establish, adopt, enter into or amend in any respect any Company Benefit Plan related to Company Options, Company RSU Awards, Synthetic Options, Synthetic RSUs or Cash Payment Awards other than as contemplated by Section 1.5;

(f) except for Permitted Liens, sell, lease (as lessor), license, sell and lease back, mortgage or otherwise dispose of or subject to any Lien any properties or assets other than in the ordinary course of business consistent with past practice;

(g) (A) incur, or modify in any material respect, any indebtedness for borrowed money or guarantee any such indebtedness of another person, except for (1) the use of existing corporate credit cards in the ordinary course of business and (2) indebtedness between the Company, on the one hand, and any of its direct or indirect wholly owned Subsidiaries, on the other hand, or (B) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing;

(h) make any loans, advances or capital contributions to, or investments in, any other person, other than (1) to any direct or indirect wholly owned Subsidiary of the Company and (2) advances to employees in respect of travel or other related expenses in the ordinary course of business consistent with past practice and advancement of expenses to officers and directors in accordance with the Company bylaws and any indemnification agreements to which the Company is a party;

(i) make or change any material Tax election, file any amended Tax Return, settle or compromise any material Tax liability or refund, consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes, incur any Tax liability outside of the ordinary course of business, or fail to pay any material Taxes as they become due and payable (including estimated Taxes), prepare or file any Tax Return in a manner inconsistent with past practice, or adopt or change any Tax accounting method;

(j) (A) pay, discharge, settle or satisfy any material action, litigation, claim or arbitration for an amount in excess of the applicable amounts set forth on Section 4.1(j) of the Company Disclosure Schedule, except for settlements that are fully paid by insurance proceeds, or (B) waive any claims or rights that are material to the business;

(k) enter into or materially amend, extend or terminate in a manner that is adverse in a material respect to the Company, or waive, release or assign any material rights or claims under any Company Material Contract (other than any expiration of any Company Material Contract in accordance with its terms) or any Contract that would have been deemed to be a Company Material Contract if entered into prior to the date hereof, in each case except in the ordinary course of business consistent with past practice;

(l) adopt or implement any stockholder rights plan or similar arrangement;

(m) (A) hire any employee that would be entitled to receive annual cash compensation (including salary and bonus) of $200,000 or more, or (B) terminate the employment of any employee of the Company and its Subsidiaries with an annual base salary in excess of $ 200,000, other than a termination that is for cause or a termination in the normal course of business;

(n) adopt, enter into, or modify any collective bargaining agreement or other contract with any labor organization applicable to the employees of the Company or any Company Subsidiary;

(o) adopt or enter into a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization (other than the Merger);

(p) except as required pursuant to the terms of, or to comply with, any lease, incur or commit to incur any material capital expenditures, in each case other than in the ordinary course of business;

(q) maintain insurance at materially less than current levels or otherwise in a manner inconsistent with past practice in any material respect;

(r) enter into any new line of business outside of its existing business segments; or

(s) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

4.2 Conduct of Parent. Parent shall not, and shall cause its Affiliates not to, acquire or agree to acquire (including pursuant to any existing agreement or understanding), by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate any of the Transactions or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Entity seeking or entering an Order prohibiting the consummation of any of the Transactions; (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) materially delay or prevent the consummation of any of the Transactions.

4.3 Control of the Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms of this Agreement, complete control and supervision of their respective operations.

4.4 Preparation of Proxy Statement; Stockholders Meeting. Subject to Section 4.4 of the Company Disclosure Schedule:

(a) The Company shall use reasonable diligence to take all action necessary under all Applicable Laws and the Company’s certificate of incorporation and bylaws to prepare a proxy statement relating to the adoption of this Agreement by the stockholders of the Company (the “Proxy Statement”) and cause the Proxy Statement to be mailed to the Company’s stockholders with the mailing to occur promptly after the date hereof but in no event later than forty-five (45) days after the date hereof (subject to such further extensions as may be necessary to comply with Applicable Law). Subject to Section 4.7, the Company Recommendation shall be included in the Proxy Statement. Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub required to be set forth in the Proxy Statement or reasonably requested by the Company for inclusion therein. Each of Parent and Merger Sub shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and to correct any material omissions therein. If at any time prior to receipt of the vote of holders of a majority of the outstanding shares of Common Stock (the “Company Stockholder Approval”), there shall be discovered any error or occur any event that should be corrected or set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare and disseminate its stockholders such an amendment or supplement. The Company shall provide Parent and its counsel a reasonable opportunity to review the Proxy Statement prior to its being mailed to the stockholders of the Company and shall provide Parent and their counsel a reasonable opportunity to review all amendments and supplements to the Proxy Statement, and, in any case, shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent.

(b) In performing its obligations pursuant to Section 4.4(a) above, the Company shall take all action necessary under all Applicable Laws and the Company’s certificate of incorporation and bylaws (1) to establish a record date for purposes of determining stockholders entitled to notice of and to vote at the Stockholder’s Meeting (the “Record Date”) and (2) to call, give notice of and hold a meeting of the holders of the shares of Common Stock to vote on the adoption of this Agreement (including any adjournment or postponement thereof, the “Stockholders’ Meeting”). The Company shall use its reasonable best efforts to ensure that all proxies solicited by the Company in connection with the Stockholders’ Meeting are solicited in material compliance with all Applicable Laws. The adoption of this Agreement and the annual election of directors (as well as any adjournment or other procedural proposals or matters incidental to any of the foregoing) shall be the only matters which the Company shall propose to be acted on by the stockholders of the Company at the Stockholders’ Meeting without the prior consent of Parent. The Company may adjourn or postpone the Stockholders’ Meeting (i) if the Company determines in good faith that it is necessary or advisable under Applicable Law in order to give the stockholders of the Company sufficient time to evaluate any additional information or disclosure in connection with the matters to be voted on thereat, so long as the Company consults with Parent in connection with making such determination, (ii) if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders’ Meeting, (iii) to allow additional solicitation of votes in order to obtain the Company Stockholder Approval, (iv) to a date not later than five (5) Business Days following any date on which the Company and Parent have agreed to improvements to the terms of the Transactions proposed by Parent pursuant to Section 4.7(d), and (v) otherwise with the consent of Parent (such consent not to be unreasonably withheld or delayed so long as the purpose of such requested consent is not inconsistent with the transactions contemplated by this Agreement). The Company shall not otherwise (without Parent’s prior written consent) adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) the Stockholders’ Meeting, except to the extent required to obtain the Company Stockholder Approval.

(c) Parent and Merger Sub shall cause all shares of Common Stock owned by Parent, Merger Sub or any of their affiliates on the applicable Record Date to be voted in favor of the adoption of this Agreement at the Stockholders’ Meeting.

4.5 Appropriate Action; Consents; Filings.

(a) Subject to the terms and conditions of this Agreement (including, in the case of the Company, Section 4.7), the parties hereto will use their respective reasonable best efforts to consummate and make effective the Transactions and to cause the conditions set forth in ARTICLE V to be satisfied, including using reasonable best efforts to accomplish the following: (i) the obtaining of all necessary actions or non-actions, consents and approvals from Governmental Entities necessary in connection with the consummation of the Transactions, and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid a Proceeding by, any Governmental Entity necessary in connection with the consummation of the Transactions, including the Merger, (ii) the obtaining of all other necessary consents, approvals or waivers from third parties in connection with such party’s own Contracts, (iii) the defending of any lawsuits or other Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions (“Merger Litigation”), in accordance with the terms of this Agreement, including seeking by litigation or other Legal Proceeding to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the Transactions in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement.

(b) As soon as reasonably practicable after the date hereof, each of the parties hereto shall make and not withdraw its respective filings under the HSR Act and make any other applications and filings as reasonably determined by Company and Parent under applicable Antitrust Laws with respect to the Transactions.

(c) Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Entity, including (i) promptly informing the other party of such inquiry, (ii) consulting in advance, and considering in good faith the other party’s views, before making any presentations or submissions to a Governmental Entity, (iii) giving the other party the opportunity to attend and participate in any substantive meetings or discussions with any Governmental Entity, to the extent not prohibited by such Governmental Entity, and (iv) supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Entity with respect to this Agreement.

(d) Subject to the terms hereof, Parent and Company shall, and shall cause each of their respective Subsidiaries to, and Parent shall cause its Affiliates to, cooperate and use their respective reasonable best efforts to obtain any government clearances or approvals required for closing any of the Transactions under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”), to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an “Antitrust Order”) that restricts, prevents or prohibits the consummation of the Merger or any other Transaction under any Antitrust Law. Without limitation of the generality of the foregoing, Parent and Merger Sub shall (and shall cause their Affiliates to) negotiate, offer, commit to or effect, by consent decrees, hold separate orders or otherwise, restrictions on their respective activities, provided, that such actions need not be effective prior to the Closing. The parties hereto shall defend through litigation on the merits any claim asserted in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing by the Outside Date.

(e) Notwithstanding the foregoing in this Section 4.5, neither Parent nor Merger Sub shall be required to, and the Company shall not agree to (without the consent of Parent, which may be withheld in Parent’s sole discretion), negotiate, offer, commit to or effect, by consent decree, order, hold separate orders or otherwise, the sale, divestiture or disposition of such of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto or enter into any consent decree, order, accept any undertaking or condition, or otherwise take or to commit to take actions that would limit Parent’s, Merger Sub’s, the Company’s or their respective Affiliates’ freedom of action with respect to, or ability to retain, any of their businesses, product lines or assets, in each case in a manner that, individually or in the aggregate, would reasonably be expected to have a material and adverse impact on the business of the Company or (after the Closing) Parent. In no event shall Parent or Merger Sub be required to (nor will the Company, without Parent’s consent, which may be withheld at Parent’s sole discretion) pay any material fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any contract or agreement.

4.6 Access to Information; Confidentiality. Upon reasonable notice, (1) the Company shall (and shall cause each of its Subsidiaries to) afford to the representatives, officers, directors, employees, agents, attorneys, accountants and financial advisors (“Representatives”) of Parent and the Debt Commitment Parties reasonable access, in a manner not disruptive in any material respect to the operations of the business of the Company and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time, to the properties, employees, Contracts, books and records of the Company and its Subsidiaries and (2) the Company shall use reasonable best efforts to afford Parent and the Debt Commitment Parties reasonable access, in a manner not disruptive in any material respect to the operations of the business of the Company and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time, to the accountants of the Company, and, during such period, shall (and shall cause each of its Subsidiaries to) furnish promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries as may reasonably be requested and is reasonably available to the Company; provided, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or Merger Sub or any Debt Commitment Party if such disclosure would, in the reasonable judgment of the Company, (i) violate Applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party or (ii) jeopardize any attorney-client or other legal privilege; provided, further, that, if the Company does not disclose information in reliance on clause (i) or (ii) of the preceding sentence, it shall provide notice to Parent that it is withholding such information and shall use its commercially reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not violate such Applicable Law or agreement or jeopardize such privilege. No investigation or access permitted pursuant to this Section 4.6 shall affect or be deemed to modify any representation or warranty made by the Company hereunder. The Confidentiality Agreement shall apply with respect to information furnished by the Company, its Subsidiaries and the Company’s officers, employees and other Representatives hereunder. Notwithstanding anything to the contrary herein or in the Confidentiality Agreement, the Confidentiality Agreement shall terminate automatically without any further action on the part of any Person as of the Effective Time, including any provisions that purport to survive a termination of the Confidentiality Agreement.

4.7 Solicitation.

(a) No Shop Period. Except as otherwise permitted by this Section 4.7, from the date hereof until the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company and the Company Subsidiaries and their respective officers and directors shall not, and the Company shall not authorize or permit any Company Subsidiary to, or authorize or knowingly permit any Representatives of the Company or any Company Subsidiary to, and the Company shall use commercially reasonable efforts to cause any Representatives of the Company not to, directly or indirectly, (i) solicit, initiate or encourage or take any other action to knowingly facilitate any inquiries or the making of any offer or proposal that could reasonably be expected to lead to a Company Takeover Proposal, (ii) enter into any agreement, letter of intent, or other similar instrument with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 4.7) or (iii) enter into, continue, conduct, engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, the Company and the Company Subsidiaries or any Company Takeover Proposal. Promptly after the execution of this Agreement, the Company shall, and shall cause the Company Subsidiaries and direct its Representatives to, cease and cause to be terminated all existing discussions and negotiations with any Person conducted theretofore with respect to any Company Takeover Proposal or any inquiry or proposal that could reasonably be expected to lead to a Company Takeover Proposal.

Notwithstanding anything in this Agreement to the contrary, prior to the time at which the Company Stockholder Approval has been obtained, the Company and its Representatives may, in response to each (if any) Company Takeover Proposal made or renewed after the date hereof that does not result from a breach of this Section 4.7(a), if the Company Board determines in good faith (after consultation with its financial advisors and legal counsel) that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Company Proposal, (1) provide access to or furnish information with respect to the Company and its Subsidiaries to the Person making such Company Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement and (2) conduct, engage or participate in discussions or negotiations (including solicitation of a revised Company Takeover Proposal) with such Person and its Representatives regarding such or any other Company Takeover Proposal.

(b) Company Takeover Proposals. The Company will promptly, and in any event within one (1) Business Day, provide Parent with (i) an unredacted copy of the Company Takeover Proposal made in writing (including any financing commitments), (ii) a written summary of the material terms of any such Company Takeover Proposal not made in writing (including any financing commitments) and (iii) all material non-public information regarding the Company that has not previously been provided to Parent that is provided to any Person making such Company Takeover Proposal. The Company shall keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Company Takeover Proposal on a prompt basis (and in any event within one (1) Business Day) and upon the request of Parent shall apprise Parent of the status of such Company Takeover Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 4.7.

For purposes of this Agreement, “Company Takeover Proposal” means any proposal or offer from any Person (other than Parent, Merger Sub or any Affiliate thereof) relating to, in a single transaction or series of related transaction, any: (i) merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (A) such Person directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial ownership of securities representing 20% or more of the outstanding Common Stock, or (B) the Company issues equity securities representing more than 20% of the outstanding Common Stock; (ii) direct or indirect sale, exchange, transfer, or disposition of any assets of the Company and the Company Subsidiaries that constitute or account for (A) 20% or more of the consolidated net revenues or earnings of the Company, or (B) 20% or more of the fair market value of the consolidated assets of the Company; (iii) liquidation or dissolution of the Company; or (iv) any combination of the foregoing types of transactions with such Person if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Common Stock involved is 20% or more.

For purposes of this Agreement, “Superior Company Proposal” means a bona fide written Company Takeover Proposal (with all percentages in the definition of Company Takeover Proposal increased to fifty percent (50%)) that the Company Board determines in good faith (after consultation with its financial advisor and legal counsel) is more favorable to the stockholders of the Company from a financial point of view than the Merger (which the Company Board may determine on a risk-adjusted basis, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the Company Takeover Proposal, all the terms and conditions of such Company Takeover Proposal, the identity of the Person making the Company Takeover Proposal, and the anticipated timing, conditions and the ability of the Person making such Company Takeover Proposal to consummate the transactions contemplated by such Company Takeover Proposal (based upon, among other things, expectation of obtaining required approvals or any necessary financing)).

(c) Change of Recommendation. Neither the Company Board nor any committee thereof shall (i) (A) change, qualify, withdraw, withhold, or modify (or propose publicly to change, qualify, withdraw, withhold, or modify) in a manner adverse to Parent or Merger Sub the approval of this Agreement, the Merger and the other Transactions, or the recommendation by the Company Board that the stockholders of the Company adopt this Agreement, (B) adopt, approve or recommend (or propose publicly to adopt, approve or recommend) any alternative Company Takeover Proposal or agree to take any such action, or (C) fail to recommend against any alternative Company Takeover Proposal that is subject to Regulation 14D under the Exchange Act (which failure to recommend shall be made by means of a Solicitation/Recommendation Statement on Schedule 14D-9, if applicable, within ten (10) Business Days after the commencement (determined using Rule 14d-1(g)(3) under the Exchange Act) of such alternative Company Takeover Proposal) (any action described in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) approve, recommend or otherwise declare advisable, or allow the Company or any Company Subsidiary to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement relating to, an alternative Company Takeover Proposal (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”), or resolve or agree to take any such action.

Notwithstanding anything in this Agreement to the contrary, but subject to Section 4.7(e), the Company Board may at any time prior to the Effective Time (1) effect an Adverse Recommendation Change in response to an alternative Company Takeover Proposal and concurrently cause the Company to terminate this Agreement pursuant to Section 6.1(d)(ii), if the Company Board concludes in good faith, after consultation with the Company’s financial advisor, that such Company Takeover Proposal constitutes a Superior Company Proposal and the Company Board concludes in good faith, after consultation with outside counsel, that the failure to take such action would reasonably be expected to constitute a breach of its fiduciary duties under Applicable Law, or (2) effect an Adverse Recommendation Change following or in response to any material event, fact or circumstance, or a material development or change in any facts or circumstances (including any acceleration or deceleration of existing changes to the extent of the acceleration or deceleration), the existence, magnitude or consequences of which were not known and were not reasonably foreseeable by the Company Board at or prior to the date hereof (and not relating to any Company Takeover Proposal, which shall be governed by the foregoing clause (1)) (such material event, fact, circumstance, development or change, an “Intervening Event”) if the Company Board concludes in good faith, after consultation with outside counsel, and taking into account all such factors as the Company Board may deem appropriate, that the failure to effect such Adverse Recommendation Change and/or termination would reasonably be expected to constitute a breach of its fiduciary duties under Applicable Law.

(d) Notice of Change of Recommendation. No termination of this Agreement pursuant to Section 6.1(d)(ii), and no Adverse Recommendation Change in response to an Intervening Event, as described in clause (2) of Section 4.7(c), may be made until (i) the Company Board shall have first provided prior written notice to Parent that, with respect to any such Superior Company Proposal, it is prepared to terminate this Agreement pursuant to Section 6.1(d)(ii) (a “Superior Proposal Notice”), or, with respect to any such Adverse Recommendation Change in response to an Intervening Event, it is prepared to make an Adverse Recommendation Change, which notice shall contain a description of the material terms and conditions of such Superior Company Proposal, including a copy of the definitive agreements relating to the Superior Company Proposal in the form to be entered into, a copy of any financing commitments (including and fee letters redacted to comply with confidentiality provisions) related thereto and the identity of the Person or group who made the Superior Company Proposal, or shall describe the circumstances relating to such Intervening Event, as applicable (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be an Adverse Recommendation Change) and (ii) Parent does not make, within five (5) Business Days after receipt of such notice, a binding proposal that would, in the good faith judgment of the Company Board (after consultation with outside counsel and the Company’s financial adviser), cause the offer previously constituting a Superior Company Proposal no longer to constitute a Superior Company Proposal or obviate the need for such Adverse Recommendation Change. Such procedure shall apply to any other Company Superior Proposal, including any material amendment to such Company Superior Proposal, and the Company Board shall be required to provide to Parent a new Superior Proposal Notice, or notice of any such amendment, and a new five (5) Business Day period, provided, in the case of any such amendment, that such period shall be reduced to three (3) Business Days. To the extent applicable, and subject to the limits of the preceding sentence, if Parent has in good faith proposed to the Company improvements to the terms of the Transactions during the five (5) or three (3) Business Day period prior to the Company’s terminating this Agreement pursuant to Section 6.1(d)(ii), the Company agrees that, during such five (5) or three (3) Business Day period, the Company and its Representatives shall negotiate in good faith with Parent and its Representatives (so long as Parent and its Representatives are negotiating in good faith) regarding any such improvements to the terms of the Transactions proposed by Parent.

(e) Other Disclosure. Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that this Section 4.7(e) shall not affect the obligations of the Company and the Company Board under Section 4.7(c), to the extent applicable to such disclosure (it being understood that neither any “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, nor any accurate disclosure of factual information that is required to be made under Applicable Law or in satisfaction of the Company Board’s fiduciary duties, shall be deemed a modification of the Company Board’s approval or recommendation of the Merger and this Agreement).

4.8 Directors’ and Officers’ Indemnification and Insurance. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following.

(a) For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former, and any person who prior to the Effective Time becomes one of the, officers, directors, employees and agents (including fiduciaries with respect to employee benefit plans) of the Company or any of its Subsidiaries (each, an “Indemnified Party”) in respect of acts or omissions occurring at or prior to the Effective Time (including acts or omissions with respect to the adoption of this Agreement and the consummation of the Transactions) and otherwise with respect to the Transactions to the same extent such Persons are indemnified or have the right to advancement of expenses as of the date hereof by the Company or any of its Subsidiaries pursuant to the Company’s certificate of incorporation and bylaws and the organizational documents of the Company’s Subsidiaries and the indemnification agreements in existence on the date hereof with any directors and officers of the Company and any of its Subsidiaries and set forth on the Company Disclosure Schedule.

(b) For six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect provisions in the certificate of incorporation and bylaws of the Surviving Corporation and each of its Subsidiaries (or in such documents of any successor to the business of the Surviving Corporation or any of its Subsidiaries) regarding elimination of liability, indemnification and advancement of expenses that are no less advantageous to the Indemnified Parties than the corresponding provisions in the certificate of incorporation and bylaws of the Company and each of its Subsidiaries in existence on the date of this Agreement. From and after the Effective Time, any agreement between any Indemnified Party, on the one hand, and the Company or any of its Subsidiaries, on the other hand, regarding elimination of liability, indemnification or advancement of expenses and shall be assumed by the Surviving Corporation, shall survive the Merger and shall continue in full force and effect in accordance with its terms. Parent shall be jointly and severally liable with the Surviving Corporation for, and shall ensure that the Surviving Corporation complies with, the foregoing obligations and all other obligations in this Section 4.8.

(c) Prior to the Effective Time, the Company shall obtain and fully pay the premium for a non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period through at least six years after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (including claims with respect to the adoption of this Agreement and the consummation of the Transactions); provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such “tail” insurance policy and the Company shall give good faith consideration to any comments made by Parent with respect thereto; and provided that the cost payable for such “tail” insurance policy shall not exceed 250% of the amount per annum the Company paid for coverage for 2015 (which amount is set forth in Section 4.8(c) of the Company Disclosure Schedule) (such maximum amount, the “Maximum Premium”) and if the cost for such “tail” insurance policy exceeds the Maximum Premium, then the Company shall obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium. After the Effective Time the Surviving Corporation shall maintain such “tail” policy in full force and effect and Parent and Surviving Corporation shall take no action to intentionally interfere with the coverage provided to any of the Company’s current directors or officers under such policies of insurance.

(d) If Parent, the Company or the Surviving Corporation, as the case may be, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its property and assets to any Person, then, and in each such case, proper provision shall be made so that the applicable successor, assign or transferee shall assume the obligations set forth in this Section 4.8 (including this Section 4.8(d)).

(e) The rights of each Indemnified Party under this Section 4.8 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under DGCL or any other Applicable Law, under any agreement of any Indemnified Party with the Company or any of its Subsidiaries or otherwise. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party and their respective heirs and legal representatives. The obligations of Parent and the Surviving Corporation under this Section 4.8 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

4.9 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement or any of the Transactions, if the subject matter of such notice or communication could be material to the Company, the Surviving Corporation or Parent, including as to the completion of any of the Transactions, and (b) any notice from any Person alleging that the consent of such Person is or may be required in connection with any material aspect of the Transactions, (c) any Legal Proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement or any of the Transactions that, if pending on the Agreement Date, would have been required to have been disclosed pursuant to any Section of this Agreement and any change that would have a Company Material Adverse Effect, and (d) any breach by the Company or Parent, as applicable, of any representation, warranty or covenant contained in this Agreement that would reasonably be expected to, individually or in the aggregate, result in a failure of a condition set forth in Section 5.2 or Section 5.3, as applicable, if continuing on the Closing Date.

4.10 Public Announcements. Except for the Company’s initial press release announcing the Agreement which has been agreed to in advance by the parties (and except as otherwise contemplated by Section 4.7), the Company, Parent and Merger Sub shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Transactions, and none of the parties or their Affiliates shall issue any such press release or make any public statement prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld or delayed), provided that (A) no such consent shall be necessary (x) to the extent disclosure is required by Applicable Law or Order, (y) for the Company to file a copy of this Agreement with the SEC pursuant to a Current Report on Form 8-K, or (z) for the Company to make available through the Company’s publicly accessible website a copy of this Agreement and the Proxy Statement; provided, that in any such case the disclosing party shall use its reasonable best efforts to consult with the other party prior to such disclosure; and (B) the Company need not consult with or obtain the consent of Parent in connection with any press release or public statement issued in connection with any Company Takeover Proposal or Adverse Recommendation Change, in either case, so long as such press release or public statement is made in accordance with Section 4.7.

4.11 Stockholder Litigation. Prior to the earlier of the Effective Time or the date of termination of this Agreement: (a) the Company shall promptly advise Parent in writing of any stockholder litigation against the Company or its directors relating to this Agreement or the Merger or any other Merger Litigation and shall keep Parent reasonably informed regarding any such litigation; and (b) the Company shall consult with Parent regarding the defense, settlement or prosecution of any stockholder litigation (to the extent the attorney-client privilege between the Company and its counsel is not undermined or otherwise adversely affected). Notwithstanding the foregoing, the Company shall control the defense, settlement and/or prosecution of any such stockholder litigation; provided, however, that except as set forth on Section 4.1(j) of the Company Disclosure Schedule, the Company shall not consent to the entry of any judgment or enter into any settlement with respect to any stockholder litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

4.12 Employee Benefits. For the period commencing at the Effective Time and concluding on December 31, 2015 (the “Benefit Period”), Parent shall cause the Surviving Corporation to (i) provide to each service provider of the Company or its Subsidiaries as of immediately prior to the Effective Time who remains or becomes an employee of the Surviving Corporation or one of its Affiliates immediately after the Effective Time (the “Continuing Employees”) with, during their period of employment with the Surviving Corporation or one of its Affiliates in the Benefit Period, an annual rate of base salary or wages, as applicable, and the cash incentive compensation target amount opportunity that are no less favorable than the annual rate of base salary or wages, as applicable, and the cash incentive compensation target amount opportunity provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time, and (ii) provide the Continuing Employees with employee benefits (excluding any equity-based compensation) that are no less favorable in the aggregate to the employee benefits (excluding any equity-based compensation) provided to such employees by the Company and its Subsidiaries, to the extent disclosed in Section 2.10(a) of the Company Disclosure Schedule, immediately prior to the Effective Time under the Company Benefit Plans. Parent agrees that, during the Benefit Period, the Surviving Corporation shall cause the Surviving Corporation’s employee benefit plans established following the Closing Date (if any) and any other employee benefit plans covering the Continuing Employees following the Effective Time (collectively, the “Post-Closing Plans”), to recognize the service of each Continuing Employee for purposes of eligibility, vesting and determination of the level of vacation or severance benefits (but not for benefit accrual purposes under a defined benefit pension plan) under the Post-Closing Plans, to the extent such service was recognized for the same purpose under the corresponding Company Benefit Plan as of the Effective Time and such recognition does not result in the duplication of any benefits. For the calendar year including the Effective Time, the Continuing Employees shall be credited with amounts to satisfy any deductible, co-payment, out-of-pocket maximum or similar requirements under the Post-Closing Plans that provide medical, dental and other welfare benefits (collectively, the “Post-Closing Welfare Plans”) to the extent of amounts that were previously credited for such Continuing Employee for the same purposes under comparable Company Benefit Plans that provide medical, dental and other welfare benefits immediately prior to the Effective Time. As of the Effective Time, any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in any Post-Closing Welfare Plans that is a group health plan shall be waived with respect to the Continuing Employees (except to the extent any such waiting period, pre-existing condition exclusion, or requirement of show evidence of good health was already in effect with respect to such employees and had not been satisfied under the applicable Company Benefit Plan in which the participant participated or was otherwise eligible to participate in immediately prior to the Effective Time). As of the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms (including any right to amend or terminate), all Company Benefit Plans to the extent disclosed in Section 2.10(a) of the Company Disclosure Schedule. Notwithstanding anything in this Agreement to the contrary, the Surviving Corporation and its Subsidiaries shall honor the terms of all works council, labor or collective bargaining agreements by which the Company or its Subsidiaries are bound that are in effect as of the Effective Time, each as set forth in Section 2.11 of the Company Disclosure Schedule. Notwithstanding anything in this Section 4.12 to the contrary, nothing in this Agreement, whether express or implied, shall (i) be treated as an amendment or other modification of (or limited the ability of the Surviving Corporation or its Affiliates to amend, modify or terminate) any Company Benefit Plan, Post-Closing Plan, or any other employee benefit plans or compensation arrangements of the Company or its Subsidiaries, (ii) constitute a guarantee of employment for any employee of the Company or any of its

Subsidiaries or confer upon any Person other than the parties hereto any rights or remedies hereunder, or (iii) limit the ability of Parent, the Surviving Corporation, and of their Affiliates to amend, modify, or terminate any benefit plan or compensation plan, policy, or arrangement (or the terms, including performance targets, thereof). The provisions of this Section 4.12 are for the sole benefit of Parent and the Company, and no Continuing Employee shall have status as a third party beneficiary with respect to any provision hereof.

4.13 Financing.

(a) Each of Parent and Merger Sub shall, and shall cause its Affiliates to, use their respective commercially reasonable efforts to arrange and obtain the proceeds of the Financing on the terms and conditions described in the Financing Commitments, including: (i) maintaining in effect the Financing Commitments, (ii) entering into definitive agreements with respect to the Debt Commitment Letters on the terms and conditions contained in the Financing Commitments, which agreements shall be in effect no later than the Closing, (iii) satisfying, or causing their Representatives to satisfy, on a timely basis all conditions applicable to Parent, Merger Sub or their respective Representatives in the Financing Commitments (or definitive agreements entered into with respect to the Debt Commitment Letters), (iv) complying with any “flex” contemplated by the Debt Commitment Letters in the event such “flex” provisions are exercised in accordance with the terms thereof and (v) enforcing its rights under the Financing Commitments in the event of a breach or anticipated breach by the Debt Commitment Parties or the Investors that materially impedes or delays (or could reasonably be expected to materially impede or delay) the Closing.

(b) Neither Parent nor its Affiliates shall agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Commitments without the prior written consent of the Company if such amendments, modifications or waivers would reduce the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing), other than such reduction in an amount which would not cause the remaining amount of the Financing to be insufficient to consummate the Transactions (including the payment of the aggregate Per Share Merger Consideration pursuant to Section 1.3(a) and any amounts payable pursuant to Section 1.5, and the payment of all associated costs and expenses of the Transactions (including any repayment or refinancing of indebtedness of Parent, Merger Sub or the Company required in connection therewith)), impose new or additional conditions or otherwise expand, amend or modify any of the conditions under the Financing Commitments that could be reasonably likely to (i) prevent, materially delay or impair the ability of Parent to consummate the Merger and the other Transactions or (ii) materially adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Commitments; provided, that for the avoidance of doubt, Parent may amend the Debt Financing Commitment solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date hereof. Parent shall not release or consent to the termination of the obligations of the lenders under the Debt Commitment Letters, except for (i) assignments and replacements of an individual lender under the terms of, and only in connection with, the syndication of the Debt Financing pursuant to the Debt Commitment Letters or (ii) replacements of the Debt Commitment Letters with alternative financing commitments pursuant to Section 4.13(c).

(c) In the event that any portion of the Financing (x) becomes unavailable or (y) could reasonably be expected to become unavailable in the manner or from the sources contemplated in the Financing Commitments, (i) Parent shall promptly notify the Company and (ii) in the case of subclause (x), Parent and Merger Sub shall, and shall cause its Affiliates to, use their respective commercially reasonable efforts to arrange and obtain, and to negotiate and enter into financing commitments (if applicable) and definitive agreements with respect to, alternative financing from alternative financial institutions in an amount sufficient to consummate the Transactions upon terms and conditions (including pricing) not materially less favorable, taken as a whole, to Parent and Merger Sub than those in the Financing Commitments as promptly as practicable following the occurrence of such event. In the event Parent obtains financing commitments with respect to alternative financing, (i) the term “Debt Commitment Letters” as used herein shall be deemed to include the Debt Commitment Letters that are not so superseded at the time in question and the alternative financing commitments to the extent then in effect, (ii) the term “Debt Financing” as used herein shall mean the debt financing contemplated by the Debt Commitment Letters as modified pursuant to the foregoing clause (i), and (iii) the term “Debt Commitment Parties” as used herein shall also mean the entities providing such alternative debt financing commitments. The definitive agreements entered into pursuant to this Section 4.13(c) or Section 4.13(a) are referred to in this Agreement, collectively, as the “Financing Agreements.”

(d) Each of Parent and Merger Sub acknowledges and agrees that neither the obtaining of the Financing or any alternative financing, nor the completion of any issuance of securities contemplated by the Financing or any alternative financing, is a condition to the Closing.

(e) Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company and its Affiliates and its and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Financing or any alternative financing and any information utilized in connection therewith (other than with respect to any material misstatement or omission in information provided by Company and its Affiliates and its and their respective Representatives to Parent in the Company Disclosure Schedule or in any other written disclosure provided by the Company to Parent for use in connection with the Financing).

(f) Parent shall (i) furnish the Company complete, correct and executed copies of each amendment, waiver or other modification of the Financing Commitments and of the Financing Agreements or any alternative financing commitment or agreement promptly upon their execution; provided, however, that copies of the fee letters may be redacted for any fee amounts, market flex provisions and other customary provisions (so long as no redaction covers terms that would adversely affect the conditionality, availability or termination of the Debt Financing), (ii) give the Company prompt notice of any material breach or threatened material breach by any party of any of the Financing Commitments, any alternative financing commitment, the Financing Agreements, or any alternative financing agreement of which Parent or Merger Sub becomes aware or any termination or threatened termination thereof of which Parent or Merger Sub becomes aware, (iii) give the Company prompt notice of each material dispute or disagreement between or among the parties to the Financing Commitments and (iv) otherwise keep the Company reasonably and promptly informed of the status of its efforts to arrange the Financing (or any alternative financing), including by providing the Company, upon request, with drafts of the definitive agreements or offering memoranda relating to the Financing a reasonable period of time prior to their execution or use (subject to any confidentiality limitations or Applicable Law, and subject to customary confidentiality undertakings).

4.14 Financing Cooperation.

(a) Subject to Section 4.13(a), prior to the Closing, the Company shall and shall cause its Subsidiaries to, at Parent’s sole expense, use commercially reasonable efforts to cooperate in connection with the closing of the Financing, provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, including by, at the reasonable request of Parent or Merger Sub, using commercially reasonable efforts with respect to:

(i) furnishing, or causing to be furnished to, Parent, Merger Sub and the Debt Commitment Parties (1) the financial statements related to the Company and its Subsidiaries attached to Section 2.6 of the Company Disclosure Schedule, (2) for each quarterly period completed prior to forty-six (46) days before the Closing Date, quarterly financial statements related to the Company and its Subsidiaries prepared in substantially the same manner as the financial statements attached to Section 2.6 of the Company Disclosure Schedule, and (3) for each monthly period completed prior to thirty-one (31) days before the Closing Date, monthly financial statements related to the Company and its Subsidiaries prepared on a basis substantially consistent with the financial statements attached to Section 2.6 of the Company Disclosure Schedule;

(ii) participating in a reasonable number of meetings, lender presentations, due diligence sessions, drafting sessions and road shows, in each case, upon reasonable advance notice and at mutually agreed times;

(iii) providing reasonable assistance to Parent, Merger Sub and the Debt Commitment Parties in its preparation of customary bank information memoranda and similar documents reasonably and customarily required in connection with the Debt Financing (including providing customary authorization and management representation letters and provided that any such bank information memoranda and similar documents shall contain disclosure reflecting the Surviving Corporation or its Subsidiaries as the obligor under the Debt Financing on the Closing Date and shall not require any financial statements other than as required pursuant to clause (i) above);

(iv) assisting Parent in the preparation of pro forma financial statements and financial information (of a type and form customarily included in a confidential information memoranda for similar debt financings);

(v) assisting Parent and Merger Sub with the preparation, execution and delivery of any credit agreements, any customary guarantees, pledge and security documents, currency or interest hedging arrangements or other definitive financing documents or certificates as may be reasonably request by Parent, Merger Sub or the Debt Commitment Parties (including, to the extent the same can be given in good faith, a customary certificate of the chief financial officer or person performing similar functions of the Company at Closing solely on behalf of the Company and not in such person’s individual capacity with respect to solvency matters) (provided that the effectiveness of such agreement and documents with respect to the Company and its Subsidiaries shall be conditioned upon, or shall become operative on or after, the Effective Time);

(vi) assisting Parent to cause any syndication efforts to benefit from the existing lending relationships of the Company;

(vii) providing at least three (3) Business Days prior to the Closing Date all customary documentation and other information about the Company and its Subsidiaries requested by Parent or the Commitment Parties in connection with the Debt Financing and required under applicable “know your customer” sanctions and anti-money-laundering rules and regulations; and

(viii) providing such other pertinent and customary information (the only required financial information shall be as required pursuant to the preceding clauses (i), (iii) and (iv) above), regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent to consummate the Debt Financing;

provided, that the actions contemplated in the foregoing clauses do not (A) involve any binding commitment by the Company or any of its Subsidiaries which commitment is not conditioned on the Closing and does not terminate without liability to the Company or any of its Subsidiaries upon the termination of this Agreement, (B) require the Company or any of its Subsidiaries to provide any information the disclosure of which is prohibited or restricted under Applicable Law or is legally privileged; provided that the Company shall notify Parent if any such information is being withheld on such basis, (C) require the Company or any of its Subsidiaries to take any action that will violate its organizational documents or any Applicable Laws or result in a violation or breach of, or default under, any agreement to which the Company or any of its Subsidiaries is a party; provided that the Company shall notify Parent if any such action is not being taken on such basis, (D) require the Company or any of its Subsidiaries to enter into or approve any Financing or purchase agreement for the Financing prior to the Effective Time, or (E) impose on the officers, directors, employees or agents involved any personal liability.

(b) Notwithstanding anything in this Agreement to the contrary, (i) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or enter into any definitive agreement in connection with the Financing (or any alternative financing) prior to the Effective Time (other than executing customary authorization letters and management representation letters pursuant to Section 4.14(a)(v) above and other than liabilities and obligations for), or pay any expenses prior to the Effective Time that are not promptly reimbursed by Parent as set forth in this Section 4.14, (ii) no officer or Representative of the Company or any of its Subsidiaries shall be required to deliver any certificate or opinion or take any other action pursuant to this Section 4.14 to the extent any such action results in, or would reasonably be expected to result in, personal liability to such officer or Representative, (iii) the board of directors of the Company shall not be required to approve any financing or agreements related thereto prior to the Effective Time, (iv) all information, documentation, statements, data and reports provided by, or caused to be provided by, the Company, may be so provided subject to the Restatement and the Restatement-Related Events, and in no event shall the Company be required to provide pro forma financial statements or adjustments or projections (but, for the avoidance of doubt, the Company shall be required to use its commercially reasonable efforts to assist Parent and Merger Sub in preparing pro forma financial statements and financial information as required pursuant to Section 4.14(a)(iv) above), and (v) nothing in this Section 4.14 shall require the cooperation of the Company, its Subsidiaries or their respective Representatives to the extent it would cause any condition to Closing to fail to be satisfied or otherwise cause a breach of this Agreement. All non-public or other confidential information provided by the Company pursuant to this Section 4.14 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and the Debt Commitment Parties shall be permitted to disclose such information prior to the termination of this Agreement, subject to customary confidentiality undertakings in connection with the syndication of the Debt Financing as contemplated by the Debt Commitment Letters to prospective lenders or participants thereof. The Company hereby consents to the use of all logos of the Company and its Subsidiaries in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and (ii) are used solely in connection with a description of the Company, its business and products or the Merger. Parent shall promptly, upon request of the Company, reimburse the Company for any expenses and costs (including reasonable attorneys’ fees) incurred in connection with the Company’s or its Affiliates’ or Representatives’ obligations or actions under this Section 4.14.

(c) Notwithstanding anything in this Agreement to the contrary, except in the case of a knowing and intentional material breach by the Company of this Section 4.14., no breach of this Section 4.14 by the Company or any of its Representatives shall serve as a basis, in whole or in part, for the closing condition in Section 5.2(b) of this Agreement to fail to be satisfied.

4.15 Merger Sub. Parent shall (a) cause Merger Sub to perform each of its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business, or incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement.

4.16 Rule 16b-3 Matters. Prior to the Effective Time, the Company shall take all actions, if any, as may be reasonably necessary or appropriate to ensure that the dispositions and cancellations of equity securities of the Company (including any derivative securities) pursuant to the Transactions by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

4.17 Takeover Laws. If any Takeover Law shall become applicable to the Transactions, the Company and the members of the Board shall grant such approvals and use their reasonable best efforts to take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to eliminate the effects of such Takeover Laws on the Transactions.

4.18 Restatement and Related Matters. Notwithstanding anything in this Agreement to the contrary:

(a) each of the parties hereto (A) acknowledges the pendency and ongoing nature of the Restatement and the Restatement-Related Events and risks to the Company and its business arising from such matters, and (B) agrees that the intention of the parties is that the Parent Related Parties are entering into this Agreement with the intention to assume the risk of the Restatement and the Restatement-Related Events from and after the date of this Agreement, and accordingly the parties agree that:

(i) the Transactions have been priced and negotiated based upon such assumption of risk, and none of such matters, nor any consequences arising from the Restatement or the Restatement-Related Events or any related actions or inactions by the Company or any other Person, are or will be (x) a basis for any claims or causes of action by any of the Parent Related Parties, including a basis for renegotiation of the terms of this Agreement by any of the Parent Related Parties; (y) conditions to the obligations of any of the Parent Related Parties in connection with this Agreement, including obligations to complete any of the Transactions or any actions required to make it possible to complete the Transactions, or (z) a basis for any of the Parent Related Parties not completing such actions or Transactions or terminating this Agreement or otherwise for not consummating any of such actions, including the Transactions;

(ii) that all representations and warranties made by the Company, and all actions required to be taken (or omitted to be taken) by the Company, pursuant to this Agreement shall be subject to and qualified by the Restatement and the Restatement-Related Events; and

(iii) subject to Section 4.18(a)(iii) of the Company Disclosure Schedule, the Company shall consult with Parent regarding the taking of any further action in connection with completing the Restatement;

(b) in furtherance of, and without limiting the generality of, the foregoing, each of the parties acknowledges that the Company is subject to an enforcement order by the SEC providing that, pursuant to Section 12(J) of the Exchange Act, the registration of the Common Stock under the Exchange Act will be suspended or revoked (the “Deregistration”) on or after February 15, 2015 (the “Restatement Deadline”) if by the Restatement Deadline the Company has not completed and filed with the SEC the restatement of the financial statements required to be filed by it pursuant to the Exchange Act, and accordingly the parties hereto (w) acknowledge that they remain bound to complete the Transactions in accordance with this Agreement regardless of the inability of the Company to complete the filings with the SEC required to be made prior to the Restatement Deadlines; (x) acknowledge that the rules of the SEC under the Exchange Act applicable to the Company and the Common Stock will largely be inapplicable to the Company following such Deregistration; (y) agree that they shall take all actions reasonably necessary to complete the Transactions (including the Merger) as promptly as practicable following the Deregistration in accordance with Applicable Law, including state law and the rules of the SEC that then apply to the Company and the Common Stock, and (z) agree that they shall discuss, consult with each other and cooperate in good faith in connection with the foregoing matters and any matters arising in connection with the foregoing with the objective of closing the transactions contemplated by this Agreement as promptly as reasonably practicable after the Deregistration.

4.19 FIRPTA Certificate. The Company shall use commercially reasonable efforts to deliver to Parent at or prior to the Effective Time an affidavit, dated within thirty days of the Closing Date, in substantially the form of Exhibit C attached hereto, to the effect that the Company is not, and has not been during the period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation, as defined in Section 897(c)(2) of the Code.

ARTICLE V

CONDITIONS TO THE MERGER

5.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the fulfillment (or waiver in writing by Parent and the Company) at or prior to the Effective Time of the following conditions:

(a) the Company Stockholder Approval shall have been obtained;

(b) the applicable waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or early termination of such waiting period shall have been granted; and

(c) no Governmental Entity of competent jurisdiction shall have enacted, issued or entered any Applicable Law that remains in effect which (i) makes illegal or otherwise prohibits consummation of the Merger or (ii) enjoins the Company, Parent or Merger Sub from consummating the Merger.

5.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction (or waiver in writing by Parent), at or prior to the Effective Time, of each of the following conditions:

(a) the representations and warranties of the Company set forth in (i) Section 2.8(b) shall be true and correct in all respects, (ii) Section 2.1 (Organization, Qualification, and Subsidiaries), Section 2.3 (Authority), Section 2.18 (Vote Required; Takeover Statutes), and Section 2.19 (Brokers) shall be true and correct in all material respects, without regard to any “materiality” or “Company Material Adverse Effect” qualifications contained in them, on and as of the Agreement Date and on and as of the Closing Date, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), (iii) Sections 2.2(a), (b) and the first sentence of Section 2.2(d) (Capitalization) shall be true and correct in all respects, on and as of the Agreement Date, except for any inaccuracies that do not in the aggregate cause the net amount required to be paid by Parent and Merger Sub in the Merger to increase by greater than a net total amount of $500,000 (in determining such $500,000 increased cost amount, there shall be a credit or reduction against increased costs resulting from inaccuracies in such representations and warranties for (x) any changes in capitalization matters that occur between the Agreement Date and the Closing Date that are favorable to the Parent such as the lapsing of any outstanding equity or contemplated synthetic equity award as a result of an employee who elects to terminate service prior to the Closing Date and (y) any inaccuracies in such representations and warranties that are favorable to the Parent), and (iv) ARTICLE II (other than the representations and warranties listed in clauses (i), (ii) and (iii) above) shall be true and correct in all respects, without regard to any “materiality” or “Company Material Adverse Effect” qualifications contained in them, on and as of the Agreement Date and on and as of the Closing Date, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect;

(b) the Company shall have performed or complied in all material respects with the covenants and obligations that the Company is required to comply with or to perform under the Agreement prior to the Closing Date;

(c) Parent and Merger Sub shall have received certificates executed on behalf of the Company by the chief executive officer or chief financial officer of the Company, certifying that the conditions set forth in Sections 5.2(a), 5.2(b) and 5.2(d) have been satisfied;

(d) since the Agreement Date, there shall not have occurred a Company Material Adverse Effect; and

(e) the Company shall have delivered to Parent payoff letters with respect to the indebtedness of the Company and its Subsidiaries for borrowed money set forth on Section 5.2(e) of the Company Disclosure Schedule and outstanding as of the Closing and releases of all Liens securing such indebtedness, conditioned only on the payment of the amounts described in such payoff letters.

5.3 Conditions to Obligation of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction (or waiver in writing by the Company), at or prior to the Effective Time, of each of the following conditions:

(a) the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects, without regard to any “materiality” or “Parent Material Adverse Effect” qualifications contained in them, on and as of the Agreement Date and on and as of the Closing Date, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where such failures to be true and correct would not, individually or in the aggregate, have or be reasonably expected to have a Parent Material Adverse Effect;

(b) Parent and Merger Sub shall have performed or complied in all material respects with any covenant or obligation that Parent or Merger Sub is required to comply with or to perform under the Agreement prior to the Closing Date; and

(c) the Company shall have received certificates executed on behalf of Parent by an officer of Parent, certifying that the conditions set forth in Sections 5.3(a) and 5.3(b) have been satisfied.

5.4 Frustration of Closing Conditions. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 5.1 or Section 5.2 to be satisfied if Parent or Merger Sub breached or failed to perform any of their respective covenants or other agreements contained in this Agreement, and such failure was the primary cause of, or resulted in, either (x) the failure of the conditions to the obligations of Parent or the Merger Sub to consummate the Transactions to be satisfied prior to such time or (y) the failure of the Effective Time to have occurred prior to such time. The Company may not rely on the failure of any condition set forth in Section 5.1 or Section 5.3 to be satisfied if the Company breached or failed to perform any of its covenants or other agreements contained in this Agreement and such failure was the primary cause of, or resulted in, either (x) the failure of the conditions to the obligations of the Company to consummate the Transactions to be satisfied prior to such time or (y) the failure of the Effective Time to have occurred prior to such time.

ARTICLE VI

TERMINATION

6.1 Termination or Abandonment. At any time prior to the Effective Time, this Agreement may be terminated and the Transactions abandoned:

(a) by the mutual written consent of Parent and the Company, which consent shall have been approved by the action of their respective boards of directors;

(b) by either Parent or the Company (by written notice to the other specifying the applicable provision or provisions hereof pursuant to which such termination is effected):

(i) if the Effective Time has not occurred by June 10, 2015 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 6.1(b)(i) shall not be available to any party hereto the breach of whose obligations hereunder have been the primary cause of, or resulted in, either (x) the failure of the conditions to the obligations of the terminating party to consummate the Transactions to be satisfied prior to such termination or (y) the failure of the Effective Time to have occurred prior to such termination;

(ii) if the Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s stockholders shall have taken a final vote on a proposal to approve this Agreement, and the Company Stockholder Approval shall not have been obtained at the Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof); or

(iii) if any Applicable Law or Order that enjoins or prohibits the consummation of the Merger shall be in effect and shall have become final and non-appealable;

(c) by Parent (by written notice to the Company specifying the applicable provision or provisions hereof pursuant to which such termination is effected):

(i) if (A) the Company Board has effected an Adverse Recommendation Change, (B) the Company shall have executed an Alternative Acquisition Agreement, (C) the Company Board shall have failed to publicly reaffirm its recommendation of this Agreement following the public announcement of a Company Takeover Proposal within ten

(10) Business Days after Parent so requests in writing; provided, that the Company shall not be required to make more than one such reaffirmation in connection with any such Company Takeover Proposal unless a material modification to the terms thereof shall have occurred and been publicly announced (in which case the Company shall not be required to make more than one such affirmation of this Agreement in connection with such modification to such Company Takeover Proposal), (D) the Company has materially breached its obligations under Section 4.7, or (E) the Company or the Company Board shall have publicly announced its intention to do any of the foregoing; or

(ii) if any of the representations and warranties of the Company shall have become inaccurate or the Company shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which inaccuracy, breach or failure to perform (A) would reasonably be expected to result in the failure of the conditions to Closing set forth in Section 5.2(a) or 5.2(b) and (B) is not curable or has not been cured before the earlier of the Outside Date or twenty (20) days following the date the Company receives written notice of such inaccuracy, breach or failure to perform; or

(d) by the Company (by written notice to Parent specifying the applicable provision or provisions hereof pursuant to which such termination is effected):

(i) if any of the representations and warranties of Parent or Merger Sub shall have become inaccurate or Parent or Merger Sub shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which inaccuracy, breach or failure to perform (A) would reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to consummate the Transactions and (B) is not curable or has not been cured before the earlier of the Outside Date or twenty (20) days following the date Parent receives written notice of such inaccuracy, breach or failure to perform;

(ii) prior to the receipt of the Company Stockholder Approval, to concurrently accept and enter into an Alternative Acquisition Agreement providing for a Superior Company Proposal; provided, that (A) such Superior Proposal did not result from a breach by the Company of Section 4.7(a), (B) the Company has complied in all material respects with the requirements of Section 4.7 with respect to such Superior Company Proposal and (C) no termination of this Agreement pursuant to this Section 6.1(d)(ii) shall be effective unless the Company prior to or concurrently with such termination pays the Termination Fee to Parent pursuant to Section 6.3(b); or

(iii) if (A) all of the conditions set forth in Section 5.1 and Section 5.2 shall have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing or have not been satisfied as a result of breach of this Agreement by Parent or Merger Sub), (B) the Company confirms irrevocably in writing to Parent that, if there are any unsatisfied conditions in Section 5.3 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), the Company is willing to waive any such unsatisfied conditions in Section 5.3, and (C) Parent and Merger Sub shall have failed to consummate the Merger within three (3) Business Days following the later of receipt of the writing described in clause (B) and the date the Closing should have occurred in accordance with Section 1.1(c).

6.2 Effect of Termination. In the event of the termination of this Agreement by either Parent or the Company pursuant to Section 6.1, this Agreement shall forthwith be terminated and have no further effect, the obligations of the parties hereto hereunder shall terminate, and there shall be no liability on the part of any party hereto with respect thereto, except that (x) Section 4.13(e), the last two sentences of Section 4.14(b), this Section 6.2, Section 6.3 and ARTICLE VII (and the Confidentiality Agreement) shall survive the termination of this Agreement and (y) subject to Section 6.3 and Section 7.5, nothing in this Agreement shall not relieve any party or parties hereto, as applicable, from any liability for any breach of this Agreement prior to such termination.

6.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 6.3 or in Section 4.13(e) or Section 4.14(b), and subject to Section 6.2, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, whether or not any of the Transactions are consummated.

(b) If this Agreement is terminated by Parent pursuant to Section 6.1(c)(i) or by the Company pursuant to Section 6.1(d)(ii), then the Company shall pay Parent a fee equal to the Termination Fee by wire transfer of same-day funds (x) in the case of a termination described in clause (i), within three (3) Business Days after such termination and (y) in the case of a termination described in clause (ii), prior to or concurrently with such termination; provided that in no event shall the Company be required to pay the Termination Fee on more than one occasion; provided, further, that Parent shall provide the Company with the applicable wire transfer account information promptly upon request therefor in the event the Termination Fee is payable.

(c) If (i) this Agreement is terminated by Parent pursuant to Section 6.1(c)(ii) (but only if the applicable breach was a consequence of an act or omission undertaken with the actual knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement) or by either Parent or the Company pursuant to Section 6.1(b)(i) or Section 6.1(b)(ii), (ii) after the Agreement Date and prior to the time at which a vote is taken on the adoption of this Agreement at the Stockholders’ Meeting (or an adjournment or postponement thereof), a Company Takeover Proposal shall have been publicly announced or (only with respect to a termination pursuant to Section 6.1(c)(ii) or 6.1(b)(i)) otherwise communicated to the Company Board and in each case not withdrawn or abandoned in good faith, and (iii) within twelve (12) months following the date of such termination, the Company enters into a definitive agreement with respect to, or consummates, a Company Takeover Proposal, then the Company shall pay to Parent in immediately available funds, concurrently with the consummation of such Company Takeover Proposal, a fee equal to the Termination Fee by wire transfer of same-day funds; provided that for purposes of this Section 6.3(c), all references to “20%” in the definition of “Company Takeover Proposal” shall be deemed to be references to “50%”.

(d) Notwithstanding anything to the contrary in this Agreement, but subject to Parent’s rights set forth in Section 7.5, (i) Parent’s receipt of payment from the Company of the Termination Fee shall be the sole and exclusive remedy of Parent and the other Parent Related

Parties against the Company and its Subsidiaries and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally or otherwise) or otherwise and (ii) upon payment of such amount (and any amounts payable to Parent pursuant to Section 6.3(e)), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or any of the Transactions. For the avoidance of doubt, (x) in no event will the Company Related Parties be liable for monetary damages in excess of the amount of the Termination Fee (and any amounts payable to the Parent pursuant to Section 6.3(e)) except for any additional liability of the Company in the event of a knowing and intentional material breach of this Agreement by the Company, and (y) while Parent may pursue both a grant of specific performance in accordance with Section 7.5 and the payment of the Termination Fee under this Section 6.3, under no circumstances shall Parent be permitted or entitled to receive both a grant of specific performance and money damages, including all or any portion of the Termination Fee.

(e) The Company acknowledges that the agreements contained in this Section 6.3 are an integral part of the Transactions, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to promptly pay an amount due pursuant to this Section 6.3 or otherwise due in connection with the termination of this Agreement and, in order to obtain such payment, Parent or Merger Sub commences an action that results in a final judgment against the Company for such amount or any portion thereof, the Company shall pay the costs and expenses (including court costs, attorneys’ fees and expenses) of Parent and Merger Sub in connection therewith, together with interest on the amount of such judgment, from the date such payment was required to be made through the date of payment, at the U.S. Dollar prime rate of interest as reported by The Wall Street Journal in effect on the date of such payment.

ARTICLE VII

MISCELLANEOUS

7.1 Survival of Representations, Warranties and Covenants. If the Merger is consummated, the representations and warranties of Parent, Merger Sub and the Company contained in this Agreement and the other agreements, certificates and documents contemplated by this Agreement shall expire and be of no further force or effect as of the Effective Time, and only such covenants and agreements of Parent, Merger Sub and the Company in this Agreement and the other agreements, certificates and documents contemplated by this Agreement that by their terms survive the Effective Time shall survive the Effective Time.

7.2 Notices. All notices, requests, consents, claims, demands, waivers and other communications shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally, by commercial delivery service or mailed by registered or certified mail (return receipt requested), or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile or e-mail transmission (with automated confirmation of receipt), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

if to Parent or Merger Sub, to:

c/o Vector Capital

One Market Street,

Steuart Tower, 23rd Floor

San Francisco, CA 94105

Attention: Chief Operating Officer

Facsimile No.: (415) 293-5100

E-mail: dbaylor@vectorcapital.com

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

Attention: Steve L. Camahort and Dana C.F. Kromm

Facsimile No.: (415) 616-1199

E-mail: steve.camahort@shearman.com

             dana.kromm@shearman.com

if to the Company, to:

Saba Software, Inc.

2400 Bridge Parkway

Redwood Shores, CA 94065

Attention: Peter Williams

      Executive Vice President, Corporate Development

Facsimile No.: (650) 696-1773

E-mail: pwilliams@saba.com

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105

Attention: Gavin B. Grover

                 Michael G. O’Bryan

Facsimile No.: (415) 268-7522

E-mail: ggrover@mofo.com

             mobryan@mofo.com

7.3 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of laws, provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the

State of Delaware, or if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware, or if such federal court does not have jurisdiction, any court of the State of Delaware having jurisdiction, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any Legal Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Legal Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Legal Proceeding shall be heard and determined in such courts. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.2 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.

(b) Notwithstanding anything herein to the contrary, each of the parties hereto agrees that it will not bring or support, or permit any of its Subsidiaries to bring or support, any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Debt Financing or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter or any other letter or agreement related to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or federal court, and that the provisions of Section 7.4 relating to the waiver of jury trial shall apply to any such action.

7.4 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT (INCLUDING THE DEBT FINANCING), THE TRANSACTIONS, OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

7.5 Remedies; Specific Enforcement.

(a) The parties hereto agree that irreparable damage for which monetary and other legal damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other Transactions) in accordance with its specified terms or otherwise breach any such provisions. The parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent any breach or threatened breach of any of the covenants or obligations under this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages or otherwise, and that such rights of specific enforcement are an integral part of the Transactions and that, without such rights, neither the Company nor Parent or Merger Sub would have entered into this Agreement. To the extent any party hereto brings a proceeding to specifically enforce the performance of the terms and provisions of this Agreement in accordance with this Section 7.5, the Outside Date shall automatically be extended to (i) the twentieth (20th) Business Day following the resolution of such proceeding or (ii) such other time period established by the court presiding over such proceeding.

(b) Notwithstanding anything to the contrary contained herein, prior to a valid termination of this Agreement pursuant to Article VI, the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent any breaches or threatened breaches of this Agreement by Parent or Merger Sub and to enforce specifically the terms and provisions hereof, including Parent’s and Merger Sub’s obligations to fully enforce the terms of the Equity Commitment Letter and to consummate the Merger and the other Transactions. For the avoidance of doubt, and without limitation of any of the foregoing, the Company shall be entitled to enforce its rights (by litigation or otherwise) as a third-party beneficiary of the Equity Commitment Letter. Neither the commencement of any Legal Proceeding pursuant to this Section 7.5 nor anything else in this Section 7.5 shall restrict or limit the Company’s right to terminate this Agreement in accordance with the terms of Article VI or (before or after any termination) to pursue any other remedies under this Agreement, the Equity Commitment Letter or the Guarantees (including monetary damages) that may be available then or thereafter, and nothing in this Section 7.5 or elsewhere in this Agreement shall require the Company to institute any proceedings for specific performance prior to or as a condition to exercising any other right or remedy (including the pursuit of damages). Without limiting the generality of the foregoing, any and all remedies herein conferred upon the Company are cumulative and not exclusive of any other remedy conferred hereby, or by law or equity upon the Company, and the exercise by the Company of any one remedy will not preclude the exercise of any other remedy.

(c) Each party hereto further agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(d) Notwithstanding anything in this Agreement, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or any of the Transactions, except those liabilities or obligations of (i) Parent and Merger Sub to the extent arising out of this Agreement and (ii) Investors to the extent provided in the Guarantees and Equity Commitment Letter.

(e) Neither the Company nor or any of its Subsidiaries or Affiliates, shall have any rights, claims or causes of action against any of the Financing Sources in connection with the Debt Financing, this Agreement, or the Transactions, whether at law or equity, in contract, in tort or otherwise. Nothing in this Section 7.5(e) shall in any way modify, limit or qualify the obligations and liabilities of the parties to the Debt Commitment Letters to each other thereunder.

7.6 Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

7.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment or delegation without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns; provided, however that Parent or Merger Sub may assign this Agreement to any of their wholly-owned Affiliates on terms so as not to adversely affect the rights and remedies of the Company under this Agreement (including Section 7.5 hereof) and, provided, further, however, that Parent may assign its rights hereunder for collateral security purposes to any Financing Source providing Debt Financing to Parent in connection with the transactions contemplated hereby pursuant to the terms thereof, or to any assignee or assignees of any such Debt Commitment Party lender or lenders and provided, further, that no such assignment permitted pursuant to this Section 7.7 shall relieve Parent of its obligations hereunder.

7.8 Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be fully separable and the remainder of this Agreement shall continue in full force and effect and shall be interpreted as reasonably necessary to effect the intent of the parties hereto to consummate the Merger, and, without limiting the effectiveness of the foregoing, in the event of any illegal, void or unenforceable provision the parties hereto shall promptly negotiate in good faith to modify this Agreement if and to the extent necessary so as to effect as closely as possible the intent of this Agreement to consummate the Merger as originally contemplated hereby to the fullest extent possible.

7.9 Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all Exhibits, and the Company Disclosure Schedules, (i) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder. Notwithstanding anything to the contrary contained herein, from and after the Effective Time, the holders of shares of Common Stock, Company RSUs, Company Options and Company Cash Payment Awards shall be third-party beneficiaries of the rights to receive the consideration set forth in ARTICLE I, the

Indemnified Parties shall be third-party beneficiaries of Section 4.8, the Company Related Parties shall be third-party beneficiaries of Section 6.3(d) and Section 7.5, and the Parent Related Parties shall be third-party beneficiaries of Section 7.5. Notwithstanding anything to the contrary contained herein, the Debt Commitment Parties shall be third-party beneficiaries with respect to the Financing Source Provisions. For the avoidance of doubt, the parties to this Agreement may amend this Agreement prior to the Closing without the consent or approval of any third party beneficiaries designated under this Section 7.9.

7.10 Amendments; Waivers.

(a) Prior to the Effective Time (whether before or after the adoption of this Agreement by the Company’s stockholders), this Agreement may be amended with the approval of the respective Company Board and the board of directors of Parent; provided, that after any such adoption of this Agreement by the Company’s stockholders, no amendment shall be made which by Applicable Laws requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding anything to the contrary, Section 7.3 (b), Section 7.4, Section 7.5(e), Section 7.7, Section 7.9 and this Section 7.10 (and the related definitions in this Agreement used therein, but only with respect to their use in such Sections as they relate specifically to the Debt Commitment Parties) (such sections, the “Financing Source Provisions”) shall not be amended, modified, supplemented or waived in a manner that is adverse to any of the Financing Sources without the prior written consent of the Debt Commitment Parties.

(b) Subject to Applicable Law, any party hereto may at any time: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The written agreement of Parent to any extension or waiver shall be deemed to be the agreement of Merger Sub to such extension or waiver. No failure or delay in exercising any rights under this Agreement shall constitute a waiver of such right, no single or partial exercise of any right will preclude any other or further exercise of such right or of any other right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision hereof.

7.11 Interpretation; Rules of Construction.

(a) When a reference is made herein to Articles, Sections, subsections or Exhibits, such reference shall be to an Article, Section or subsection of, or an Exhibit hereto, unless otherwise indicated. Where a reference is made to an Applicable Law, such reference is to such Applicable Law as amended, modified or supplemented, including by succession of comparable successor Applicable Law; provided, that for the purposes of the representations and warranties set forth herein, with respect to any violation or alleged violation of any law, the reference to such law means such law, regulation, statute, or provision as in effect at the time of such violation or alleged violation. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof.

(b) The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any Person include the successors and permitted assigns of such Person and (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated. The phrases “provided to,” “furnished to,” “made available to,” and phrases of similar import when used herein with respect to Parent, unless the context otherwise requires, shall mean that a copy of the information or material referred to has been posted in the electronic data room set up by the Company in connection with this Agreement, as of two (2) Business Days prior to the date hereof through the date hereof. The phrase “ordinary course of business” when used herein shall be deemed in each case to be followed by the words “consistent with past practice.”

(c) Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the 10th decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

(d) The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Exhibit attached hereto and the Company Disclosure Schedule, the application of any Applicable Law, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(e) Except as expressly provided otherwise herein, the establishment of any monetary or other quantitative thresholds in any Section of this Agreement shall not create the presumption of a standard of materiality with respect to such Section or any other Section hereof.

7.12 Company Disclosure Schedule; Restatement and Restatement-Related Events. The impact or effects of the Restatement or of any Restatement-Related Event shall be deemed to be an exception to (or a disclosure for purposes of) each of the Company’s representations and warranties and covenants set forth in this Agreement. Any information contained in any section or subsection of the Company Disclosure Schedule and the impact of any Restatement Related Event shall be deemed to be an exception to (or a disclosure for purposes of) each of the Company’s representations and warranties (as well as for any covenants that are qualified by the Company Disclosure Schedule) set forth in this Agreement; provided that in the case of any information or disclosure in the Company Disclosure Schedule, the relevance of the information or disclosure, as an exception to a representation or warranty (or a disclosure for purposes thereof) would be reasonably apparent on the face of such information or disclosure. There shall be no implication arising from the numbering of any sections or subsections of the Company Disclosure Schedule that the disclosures contained in such provision are limited solely to constitute an exception to the corresponding portion of the Agreement or that the failure to qualify a particular sentence or clause in this Agreement by express reference to a section in the Company Disclosure Schedule means that such sentence or clause is somehow not qualified by disclosures contained in the Company Disclosure Schedule whose application to such sentence or clause is reasonably apparent.

7.13 Definitions.

(a) As used herein, the following terms shall have the meanings indicated below:

“Acceptable Confidentiality Agreement” has the meaning set forth on Section 7.13(a)(1) of the Company Disclosure Schedule.

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, resolution, ordinance, code, permit, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders (including common law), in each case applicable to such Person or its Subsidiaries, their business or any of their respective assets or properties, and including any judicial or administrative interpretation thereof.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in San Francisco, California or New York, New York are authorized by law or executive order to be closed.

“Company Material Adverse Effect” means any adverse change, event, effect, condition or circumstance (each, an “Effect”) that, individually or in the aggregate with all other Effects, has resulted, or would reasonably be expected to result, in a material adverse effect on (a) the business, financial prospects or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Merger and the other Transactions; provided, that no Effects to the extent relating to, resulting from or arising out of any of the following, either alone or in combination, shall be deemed to constitute, or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect under clause (a) above: (i) any Effect generally affecting the geographic regions, industries or markets in which the Company or its Subsidiaries operate or the economy, or financial, credit, foreign exchange, securities or capital markets, including any disruption thereof, in the United States or any region in which the Company or its Subsidiaries operates, (ii) changes in Applicable Law or GAAP or other applicable accounting regulations or principles or interpretations thereof enacted after the date of this Agreement, (iii) the negotiation, execution, announcement, pendency or consummation of this Agreement, or the anticipated consummation of the transactions contemplated hereby (including the taking of any action required by the terms of this Agreement (in and of itself, but not excluding the effects resulting from the manner such action was taken), or the failure to take any action prohibited by this Agreement and, as it relates to the negotiation, execution, announcement, pendency or consummation of this Agreement, or the anticipated consummation of the transactions contemplated hereby, any impact on relationships with customers, suppliers, partners, employees or regulators and any Legal Proceedings arising in connection therewith), (iv) national or international economic, political, legislative or regulatory conditions, any outbreak or escalation of hostilities, insurrection or war, whether or not pursuant to declaration of a national emergency or war, acts of terrorism, other geopolitical conditions, sabotage, strikes, freight embargoes or similar calamity or crisis, (v) fires, epidemics, quarantine restrictions, earthquakes, hurricanes, tornados or other natural or man-made disasters, (vi) any change in the market price or trading volume of the capital stock of the Company, any failure by the Company to meet any internal or published forecasts, estimates, projections or predictions (whether made by the Company or by any third parties), any change in credit ratings or any change in analysts’ recommendations or ratings, provided, that the facts giving rise to or contributing to such changes or failures that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect, (vii) the Restatement and the Restatement-Related Events; except that, with respect to clauses (i), (ii), (iv), and (v), any such Effects shall only be excluded from determining whether a Company Material Adverse Effect has occurred to the extent that such Effects have not had a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate.

“Company Option” means an option to purchase shares of Common Stock, granted pursuant to a Company Stock Plan.

“Company RSU Award” means an award of restricted stock units of the Company that are settled in Shares, including those that vest upon the achievement of performance-based goals, granted pursuant to a Company Stock Plan or a stand-alone award agreement.

“Company Stock Plans” means the Company’s 2000 Stock Incentive Plan, Amended and Restated 2000 Employee Stock Purchase Plan, Amended and Restated 2009 Stock Incentive Plan and Amended and Restated 1997 Stock Incentive Plan.

“Contract” means any agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense or legally binding commitment or undertaking.

“Dissenting Shares” means any Shares that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been properly exercised and perfected (and not withdrawn or lost) in accordance with the DGCL.

“Dissenting Stockholder” means any stockholder of the Company holding Dissenting Shares.

“Environmental Laws” means any Applicable Law concerning (A) public health and safety, worker health and safety, and pollution or the protection of the environment (including air, water, soil and natural resources) or (B) the use, storage, handling, release or disposal of any Hazardous Materials.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Filed Company SEC Documents” means the last Form 10-K filed by the Company with the SEC and all other publicly available documents filed by the Company with the SEC subsequent thereto and at least one (1) day prior to the date hereof (including all documents incorporated by reference therein).

“Financing Sources” means the lenders, arrangers, and agents participating in the Debt Financing or any alternative financing and their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees (but not any Investor).

“GAAP” means United States generally accepted accounting principles.

“Government Contract” means any Contract between the Company and (i) any Governmental Entity (i.e., a prime contract), (ii) any party holding a prime contract with a Governmental Entity in its capacity as a prime contractor (i.e., a subcontract), or (iii) any subcontractor with respect to any Contract of a type described in clauses (i) or (ii) above.

“Governmental Entity” means any federal, state, local, municipal or foreign government, any court, tribunal, administrative agency or commission or other governmental or quasi-governmental or other regulatory authority or agency or instrumentality, whether federal, state, local, municipal, foreign or supranational, or any arbitral body.

“Hazardous Material” means any material, waste or substance listed, defined, designated or classified as hazardous, toxic or radioactive under any Environmental Law, or as to which liabilities or standards of conduct may be imposed under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property Rights” means any and all industrial and intellectual property rights and all intangible rights associated therewith, throughout the world, including (i) all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, (ii) all rights in inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, and other confidential and proprietary information, (iii) all rights in industrial designs and any registrations and applications therefor, (iv) all rights in trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, (v) all rights in Internet domain name registrations, Internet and World Wide Web URLs or addresses, (vi) all copyrights and rights in original works of authorship, copyright registrations and applications therefor, and all other rights corresponding thereto, (vii) all rights in mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, (viii) all rights in Software, including all Source Code, Object Code, firmware, development tools, files, records and data, (ix) all rights in schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, (x) all rights in hardware development tools, prototypes, breadboards and other devices, (xi) all rights in databases, data, and data collections, and (xii) all rights in moral and economic rights of authors and inventors, however denominated.

“knowing and intentional” material breach of this Agreement by the Company shall mean a material breach of this Agreement by the Company that is the consequence of any action or inaction by an executive officer or director of the Company that such Person knows to be in violation of this Agreement or knows will case a violation of this Agreement to occur.

“Knowledge” of any Person means, with respect to any matter in question, the actual knowledge of such Person or, if such Person is an entity, the employees of such Person (or, in the case of the Company, the employees of the Company set forth on Section 7.13(a)(2) of the Company Disclosure Schedule).

“Legal Proceeding” means any private or governmental action, inquiry, claim, charge, complaint, demand, proceeding, suit, hearing, litigation, arbitration, mediation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Lien” means any mortgage, pledge, assignment, deposit arrangement, title defect, claim, charge, security interest, license, hypothecation, option, right of first refusal, preemptive right, encumbrance or lien of any kind or nature; or any preference, priority or other preferential arrangement of any kind.

“Object Code” means one or more computer instructions in machine readable form (whether or not packaged in directly executable form), including any such instructions that are readable in a virtual machine, whether or not derived from Source Code, together with any partially compiled or intermediate code that may result from the compilation, assembly or interpretation of any Source Code, and includes firmware, compiled or interpreted programmable logic, libraries, objects, routines, modules, bytecode, machine code, and middleware.

“Open Source Software” means any Software that is distributed as free software, open source software, or similar licensing or distribution models, including Software licensed or distributed under any of the licenses identified as open source licenses by the Open Source Initiative at www.opensource.org.

“Order” means any order, injunction, judgment, decree, ruling or other similar requirement issued or promulgated by any Governmental Entity, whether temporarily, preliminarily or permanently in effect.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, prevents or materially delays or impairs, or would reasonably be expected to prevent or materially delay or impair, the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

“Parent Related Parties” means Parent, Merger Sub, the Investors and their Affiliates and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, members, managers, general or limited partners or assignees.

“Permitted Lien” means a Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due, or that are being contested in good faith by appropriate proceedings, and for which adequate accruals or reserves have been established in accordance with GAAP, (ii) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business that is not yet due, that is being contested in good faith or for which adequate reserves have been established, (iii) that is a zoning, building, entitlement or other land use or environmental regulation by any Governmental Entity that is not violated by the current use or occupancy of the real property or the operation of the business of the Company or its Subsidiaries or any violation of which would not have a Company Material Adverse Effect, (iv) that is an easement, covenant, right of way or other similar restriction with respect to real property, whether or not recorded in the public records, that is not materially violated by the Company’s or its Subsidiaries’ present uses or occupancy of such real property or otherwise materially interfere with such uses or occupancy of such real property, (v) that is a vendor’s lien not exceeding the unpaid purchase price of the encumbered asset, (vi) that is a pledge or deposit to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations or (vii) that relates to any conditions that would be disclosed by a current, accurate survey or physical inspection of real property, provided any such matters would not materially impair the Company’s or its Subsidiaries’ present uses or occupancy of such real property.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such Person.

“Prerestatement Standards” means accounting principles generally consistent with those used by the Company for financial information and revenue accounting prior to June 1, 2012, even though such principles may not be in accordance with GAAP.

“Restatement” means the restatement of the Company’s financial results for fiscal years ended May 31, 2010 and 2011 and the first two quarters of fiscal year 2012 (as well as any other interim periods or years as may be required under the applicable rules of the SEC assuming that the Company’s Common Stock remains registered under Section 12(g) of the Exchange Act), including the Company’s completion of its financial statements for the fiscal years 2012, 2013 and 2014, and including the preparation of such financial statements in accordance with GAAP and the filing of such financial statements with the SEC in accordance with applicable legal requirements for a company whose common stock is registered under Section 12(g) of the Exchange Act and, in the case of the financial statements for fiscal years, the audit thereof by the Company’s independent certified public accountant and certification thereof by such independent certified public accountant (a) that such audits have been prepared in accordance with GAAP, and (b) without any qualifications (including any (A) “going concern” or like qualification or exception, (B) qualification or exception as to the scope of such audit, or (C) qualification which relates to the treatment or classification of any item and which, as a condition to the removal of such qualification).

“Restatement-Related Claim” means any Legal Proceeding that arises in connection with the Restatement or any Restatement-Related Event, including claims or potential claims by stockholders or any Governmental Entity, including the SEC, as well as any Legal Proceedings related to equity compensation matters arising in connection with the foregoing.

“Restatement-Related Event” means any event, effect or condition partially or wholly relating to, resulting from or arising out of (i) the Restatement, the requirement to complete the Restatement and the Company’s efforts to complete the Restatement; (ii) the de-listing of the shares of Common Stock on The NASDAQ Global Select Stock Market; (iii) any Restatement-Related Claims, including any enforcement actions by the SEC; (iv) the deregistration of the Common Stock pursuant to Section 12(J) of the Exchange Act; (v) the failure or delay of the Company to make filings with the SEC or any other Governmental Entity, including all SEC filings and securities and corporate law compliance required in connection with any of the foregoing or the failure of any such filings as were made to be complete or accurate; (vi) the Company’s failure to complete the Restatement in whole or in part; (vii) any actions taken (or omitted to be taken) directly related to pursuing the Restatement, (viii) any termination, suspension, delisting, deregistration or other similar procedures, whether threatened, pending or completed with respect to the Common Stock; (ix) defects, errors, defalcations and incorrect practices in the Company’s time records and reporting and revenue recognition practices and policies with respect to its furnishing of professional services to any customers whether on a standalone basis or in conjunction with other transaction(s) with a customer; (x) the Company’s failure to maintain vendor specific objective evidence (“VSOE”) as required by any accounting requirements with respect to its financial statements under GAAP or otherwise; (xi) any material weaknesses or deficiencies in the Company’s internal controls over financial reporting, and (xii) any worsening of the foregoing matters or other matters arising directly or indirectly out of the foregoing.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Software” means computer software, programs and databases in any form, including Source Code, Object Code, operating systems and specifications, data, databases, database management code, firmware, utilities, graphical user interfaces, menus, images, icons, forms and software engines, and all related documentation, developer notes, comments and annotations.

“Source Code” means one or more statements in human readable form, including comments, definitions and annotations, which are generally formed and organized to the syntax of a computer or programmable logic programming language (including such statements in batch or scripting languages and including hardware definition languages such as VHDL), together with any and all text, data and data structures, diagrams, graphs, charts, presentations, manuals, instructions, commands, procedures, schematics, flow-charts and other work product or information that describe the foregoing.

“Subsidiaries” means, with respect to any Person, any corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities or comparable ownership interests are as of the applicable time directly or indirectly owned by such Person or (ii) such Person or any Subsidiary of such Person is a general partner (excluding partnerships in which such Person or any Subsidiary of such Person does not have a majority of the voting interests in such partnership).

“Termination Fee” means an amount equal to $8,140,000.

(a) Other capitalized terms used herein and not defined in this Section 7.13 shall have the meanings assigned to such terms in the following Sections:

Acceptable Confidentiality Agreement	7.13(a)	Company Benefit Plan	2.10(a)

Adverse Recommendation Change	4.7(c)	Company Board	Recitals

Affiliates	7.13(a)	Company Disclosure Schedule	Article II

		Company Intellectual Property Rights	5.2(a)

Agreement	Preamble	Company Material Adverse Effect	7.13(a)

Agreement Date	Preamble	Company Material Contract	2.14(a)

Alternative Acquisition Agreement	4.7(c)	Company Option	7.13(a)

Antitrust Laws	4.5(d)	Company Permits	2.4(a)

Antitrust Order	4.5(d)	Company Recommendation	2.3(a)

Applicable Law	7.13(a)	Company Related Parties	6.3(d)

Benefit Period	4.12	Company RSU Award	7.13(a)

Book-Entry Shares	1.3(a)	Company Stock Plans	7.13(a)

Business Day	7.13(a)	Company Stockholder Approval	4.4(a)

Cancelled Shares	1.2(b)	Company Takeover Proposal	4.7(b)

Certificate of Merger	1.1(d)	Computer Systems	2.12(g)

Certificates	1.3(a)	Continuing Employees	4.12

Closing	1.1(c)	Contract	7.13(a)

Closing Date	1.1(c)	Control	7.13(a)

Code	1.4	Controlled By	7.13(a)

COI	2.14(d)	D&O Insurance	4.8(c)

Debt Commitment Parties	3.6(a)	Debt Commitment Letters	14.3(c), 3.6(a)

Common Stock	Recitals	Debt Financing	3.6(a)

Company	Preamble	Debt Financing	14.3(c)

DGCL	1.1(a)	Deregistration	4.18(b)

Dissenting Shares	7.13(a)	Knowledge	7.13(a)

Dissenting Stockholders	7.13(a)	Leased Real Property	2.15(b)

Effective Time	1.1(d)	Legal Proceeding	7.13(a)

Environmental Laws	7.13(a)	Letter of Transmittal	1.3(b)(i)

Equity Commitment Letter	3.6(a)	Lien	7.13(a)

Equity Financing	3.6(a)	Maximum Premium	4.8(c)

ERISA Affiliate	2.10(f)	Measurement Date	2.2(a)

		Merger	Recitals

Exchange Act	7.13(a)	Merger Litigation	4.5(a)

Exchange Fund	1.6(a)	Merger Sub	Preamble

Financing	1.3(a)	nonqualified deferred compensation plan	2.13(h)

Financing Agreements	4.13(c)	Object Code	7.13(a)

Financing Source Provisions	7.10(a)	Open Source Software	7.13(a)

Financing Commitments	3.6(a)	Option Consideration	1.5(a)(i)

GAAP	7.13(a)	Order	7.13(a)

Government Contract	7.13(a)	Outside Date	6.1(b)(i)

Governmental Entity	7.13(a)	Owned Real Property	2.15(a)

Guarantees	Recitals	Parent	Preamble

Hazardous Material	7.13(a)	Parent Approvals	3.2(c)

HSR Act	7.13(a)	Parent Disclosure Schedule	Article III

Indemnified Party	4.8(a)

Intellectual Property Rights	7.13(a)	Parent Related Parties	7.13(a)

Intervening Event	4.7(c)	Paying Agent	1.3(a)

Investors	Recitals	Per Share Merger Consideration	Recitals

Permitted Lien	7.13(a)	Solvent	3.10

Person	7.13(a)	Source Code	7.13(a)

Post-Closing Plans	4.12	Specified Approvals	2.3(b)

Post-Closing Welfare Plans	4.12	Stockholders’ Meeting	4.4(b)

Preferred Stock	2.2(a)	Subsidiaries	7.13(a)

Prerestatement Standards	7.13(a)	Superior Company Proposal	4.7(b)

Proxy Statement	4.4(a)	Superior Proposal Notice	4.7(d)

Record Date	4.4(b)	Surviving Corporation	1.1(a)

Representatives	4.6	Takeover Laws	2.18

Restatement	7.13(a)	Tax	2.13(c)

Restatement Deadline	4.18(b)	Tax Return	2.13(c)

Restatement-Related Claim	7.13(a)	Taxes	2.13(c)

Restatement-Related Event	7.13(a)	Termination Fee	7.13(a)

RSU Consideration	1.5(b)(i)	Transactions	Recitals

SEC	7.13(a)	Under Common Control With	7.13(a)

Securities Act	7.13(a)	Vested Company Option	1.5(a)(i)

Share	Recitals	Vested Company RSU Award	1.5(b(i)

Software	7.13(a)	VSOE	7.13(a)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

VECTOR TALENT II LLC

By:	/s/ David Fishman
Name:	David Fishman
Title:	Manager

VECTOR TALENT MERGER SUB, INC.

By:	/s/ David Fishman
Name:	David Fishman
Title:	President

SABA SOFTWARE, INC.

By:	/s/ Peter Williams
Name:	Peter Williams
Title:	EVP

Signature Page to Merger Agreement